UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2021

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

BBVA
Creating Opportunities

January-March 2021
1Q21

BBVA

January-March 2021
1Q21

BBVA

take care of yourself, take care of others

CET1 *fully-loaded (*)*	LCR / NSFR
14.58%	151% / 127%

We have held the **AGM**, where shareholders strongly supported

Distribution of **€5.9 cents / share** from the share premium account

*Possibility of up to a **10% buyback of the ordinary shares**, after the closing of the sale of BBVA USA

*Subject to the approval of the requested regulatory authorizations

COVID-19 Social Response Plan

+€35M — **Donated by BBVA** for the fight against the **pandemic**

+3.5M **beneficiaries**

+€11M Donated by **customers and employees**

Customer comes **first**

We **think big**

We are **one team**

GALLUP EXCEPTIONAL WORKPLACE AWARD

2021 WINNER

We help improve the **financial health** of our customers through:

/ **Tools** for digital **advice**

BBVA SPAIN APP

- First entity to provide information on net worth
- It incorporates **virtual tools** to help households save with a new function that improves **energy efficiency**

/ The acquisition de **financial knowledge and skills**

2008-2020. FINANCIAL EDUCATION GLOBAL PLAN

€91.4M investment

29.2M beneficiaries

We support our **clients transition** toward a **sustainable future**

Pledge 2025

To mobilize €100Billion

Mobilized* **€50,155M**

Community investment*

Mobilized €142.2M

Beneficiaries **+12 M**

*Data as of December 2020

NET ZERO	CARBON PHASE OUT	GLOBAL FINANCE
We are carbon **neutral** in direct **CO_2** emissions and we commit to net zero emissions by 2050	Our objective is to reduce to **zero** our **exposure** to **carbon**-related activities	BBVA, the **best investment bank** in the world for **sustainable** finance

We create opportunities together

We face the challenges from a solid capital and CET1 fully-loaded (*) LCR / NSFR liquidity position reinforced by the sale agreement of our subsidiary in the United States 14.58% 151% / 127%
(*) Pro-forma: including the positive impact from the sale of BBVA USA.
.
We have held the Distribution of €5.9 cents / *Possibility of up to a 10% buyback AGM, where shareholders share from the share premium of the ordinary shares, after the strongly supported account closing of the sale of BBVA USA
*Subject to the approval of the requested regulatory authorizations
We support the community to protect the health Committed with our Purpose, “to bring the age of and well-being of all opportunities to everyone”, and with our values
COVID-19 Social Response Plan
+€35M +3.5M
Customer We We are comes first think big one team
Donated by BBVA for beneficiaries the the fight pandemic against
+€11M Donated by customers and employees
We offer financial support to our customers to overcome the pandemic and to help them throughout the recovery
€ We support our clients transition toward a We help improve the financial health of our sustainable future customers through:
/ Tools for digital advice
Pledge 2025 Community investment*
To mobilize Mobilized
€100Billion €142.2M
BBVA SPAIN APP
First entity to provide information on net worth
Mobilized* Beneficiaries
It incorporates virtual tools to help Lo €50,155M +12M households save with a new function that improves energy eficiency
*Data as of December 2020
CARBON NET ZERO
PHASE OUT
/ The acquisition de financial knowledge and skills
We are carbon Our objective is to BBVA, the 2008-2020. FINANCIAL EDUCATION GLOBAL PLAN neutral in direct reduce to zero our best
CO2 emissions and exposure to investment
€ we commit to net carbon-related bank in the zero emissions by activities world for 2050 sustainable
€91.4M 29.2M finance
investment beneficiaries
We create opportunities together

2

BBVA Group main data

BBVA GROUP MAIN DATA

(CONSOLIDATED FIGURES)

	31-03-21	r %	31-03-20	31-12-20
Balance sheet (millions of euros)
Total assets	719,705	(1.4)	730,087	736,176
Loans and advances to customers (gross) (1)	322,866	(3.3)	333,845	323,252
Deposits from customers (1)	331,064	4.0	318,347	342,661
Total customer funds (1)	437,979	5.6	414,786	445,608
Total equity	50,711	3.1	49,174	50,020
Income statement (millions of euros)
Net interest income	3,451	(14.2)	4,024	14,592
Gross income	5,155	(10.8)	5,778	20,166
Operating income	2,850	(13.6)	3,300	11,079
Net attributable profit/(loss)	1,210	n.s.	(1,792)	1,305
Net attributable profit or (loss) excluding discontinued and corporate operations (2)	1,033	139.4	431	2,729
The BBVA share and share performance ratios
Number of shares (million)	6,668	—	6,668	6,668
Share price (euros)	4.43	51.8	2.92	4.04
Earning per share (euros) (3)	0.17	n.s.	(0.29)	0.14
Adjusted earning per share (euros) (2)(3)	0.14	193.0	0.05	0.35
Book value per share (euros)	6.80	4.8	6.49	6.70
Tangible book value per share (euros)	6.15	6.5	5.78	6.05
Market capitalization (millions of euros)	29,512	51.8	19,440	26,905
Yield (dividend/price; %) (4)	3.6		8.9	4.0
Significant ratios (%)
Adjusted ROE (net attributable profit or (loss)/average shareholders’ funds +/- average accumulated other comprehensive income) (2)	9.3		3.6	6.1
Adjusted ROTE (net attributable profit or (loss)/average shareholders’ funds excluding average intangible assets +/- average accumulated other comprehensive income) (2)	9.8		3.8	6.5
Adjusted ROA (Profit or (loss) for the year/average total assets) (2)	0.81		0.39	0.54
Adjusted RORWA (Profit or (loss) for the year/average risk-weighted assets - RWA) (2)	1.73		0.78	1.16
Efficiency ratio	44.7		42.9	45.1
Cost of risk (5)	1.17		2.54	1.55
NPL Ratio (5)	4.3		4.0	4.2
NPL coverage ratio (5)	81		83	82
Capital adequacy ratios (%)
CET1 fully-loaded	11.88		10.84	11.73
CET1 phased-in (6)	12.20		11.08	12.15
Total ratio phased-in (6)	16.16		15.39	16.46
Other information
Number of clients (million)	79.8	1.9	78.3	80.6
Number of shareholders	869,378	(0.8)	876,785	879,226
Number of employees	122,021	(3.2)	126,041	123,174
Number of branches	7,254	(5.7)	7,694	7,432
Number of ATMs	30,747	(4.7)	32,275	31,000

General note: the results generated by BBVA USA and the rest of Group’s companies in the United States included in the sale agreement signed with PNC are presented in a single line of the Group’s Income Statements as “Profit/(loss) after tax from discontinued operations”.

(1)

Excluding the assets and liabilities figures from BBVA USA and the rest of Group’s companies in the United States included in the sale agreement signed with PNC classified as non-current assets and liabilities held for sale (NCA&L) since 31-12-20. The figures related to “Loans and advances to customers (gross)”, “Deposits from customers” and “Total customer funds”, including BBVA USA, would stand at 395,911 millions of euros, 385,050 millions of euros and 481,488 millions of euros, respectively, as of 31-03-20.

(2)

Excluding BBVA USA and the rest of Group’s companies in the United States included in the sale agreement signed with PNC as of 31-03-21, 31-12-20 and 31-03-20 and the net capital gain from the bancassurance operation with Allianz as of 31-12-20.

(3)	Adjusted by additional Tier 1 instrument remuneration.
(4)	Calculated by dividing shareholder remuneration over the last twelve months by the closing price of the period.
(5)	Excluding BBVA USA and the rest of Group’s companies in the United States included in the sale agreement signed with PNC.
(6)

Phased-in ratios include the temporary treatment on the impact of IFRS 9, calculated in accordance with Article 473 bis amendments of the Capital Requirements Regulation (CRR), introduced by the Regulation (EU) 2020/873.

3

Highlights

COVID-19 pandemic

•

The COVID-19 pandemic has affected and is expected to continue to adversely affect the world economy, leading many countries in which the Group operates into economic recession. This recession is expected to be followed by a high level of activity, but uneven by sectors and geographical areas in 2021.

Results

•

The Group’s net attributable profit for the first three months of 2021, excluding the results from discontinued operations (i.e. without considering the results generated by the Group’s businesses in the United States subject to the agreement with PNC), amounted to €1,033m, with a year-on-year growth of 139.4%.

•

The BBVA Group generated a net attributable profit of €1,210m during the first three months of 2021, which compares very positively with the accumulated losses in March 2020, when the outbreak of the pandemic resulted in strong provisions for impairment on financial assets, as well as the goodwill impairment in the United States amounting to €-2,084m.

•

Despite the complex environment and at constant exchange rates, the good performance in commissions and fees, the evolution of net trading income (NTI) and lower provisions for impairment on financial assets are noteworthy.

NET ATTRIBUTABLE PROFIT(1) (MILLIONS OF EUROS)	NET ATTRIBUTABLE PROFIT BREAKDOWN(1) (PERCENTAGE. 1Q21)

(1) Excluding profit after tax from discontinued operations, which includes the goodwill impairment in the United States in 1Q20, amounting to €-2,084m.	(1) Excludes the Corporate Center.

Business areas

•

BBVA Group’s business areas reporting structure differs from the one presented at the end of 2020, mainly as a consequence of the disappearance of the United States as a business area, derived from the sale agreement reached with PNC. Most of the businesses in the United States excluded from this agreement, together with those of the former business area “Rest of Eurasia”, constitute a new area called “Rest of business”. Further detail on this new reporting structure can be found in the “Business areas introduction” on this report.

•

On April 13, 2021, BBVA informed the employees’ legal representatives about its intention to initiate a procedure for collective redundancies within BBVA, S.A. in Spain, which will affect both the central services and the branch network.

Balance sheet and business activity

•	The figure for loans and advances to customers (gross) registered a slight decrease of 0.1%, mainly as a result of Spain´s deleveraging.

•	Customer funds fell by 1.7%, due to the performance of customer deposits, which contracted by 3.4% in the quarter.

Liquidity

•

The availability of substantial liquidity buffers in each of the geographical areas in which the BBVA Group operates and their management, have allowed, once again, internal and regulatory ratios to be maintained well above the minimums required.

4

Solvency

•

BBVA’s CET1 fully-loaded ratio stood at 11.88% at the end of March 2021, within the Group’s management target which is to maintain the ratio between 11.5% and 12.0%, increasing the distance to the minimum requirement (currently at 8.59%) to 329 basis points. This ratio does not include the positive impact of the sale of BBVA USA and other companies in the United States with activities related to this banking business, which according to the current estimate and taking as a reference the capital level as of March 2021, would place the CET1 fully-loaded ratio at 14.58%.

CAPITAL AND LEVERAGE RATIOS (PERCENTAGE AS OF 31-03-21)

Annual General Meeting

•

On April 20, 2021, BBVA Group held its Annual General Meeting in a fully-remote format, in light of the exceptional circumstances brought about by the COVID-19 pandemic and in order to protect the health and safety of shareholders, employees and all other individuals involved. With respect to shareholder’s remuneration, on April 29, 2021, BBVA distributed a cash amount of €0.059 per share from BBVA’s share premium account, as approved by the Annual General Meeting held on April 20, 2021. In addition, and with the aim of effectively implementing a repurchase program of ordinary shares, BBVA has approved the reduction of the outstanding share capital up to a maximum of 10% through the redemption of own shares purchased by BBVA and by any mechanism for the purpose of being redeemed, being subject the aforementioned repurchase program to the provisions of the legislation or regulation in force, as well as the share price, among other factors.

Risk management

•	The calculation of expected credit losses accumulated in the first quarter of 2021 incorporates:

o	The update of the forward-looking information in the IFRS 9 models in order to reflect the circumstances created by the COVID-19 pandemic.

o

The granting of relief measures and guarantee lines or public guarantee facilities for customers affected by the pandemic, as well as the option to grant lending with a public guarantee facility. In addition, quantitative management adjustments are included in order to take into account issues that might imply a potential impairment which due to its nature is not included in the model and which will be assigned to specific operations in case this impairment materializes (e.g, sectors and collectives more affected by the crisis).

•	The behaviour of the main credit risk indicators of the Group, excluding the balances of discontinued operations, at the end of the first quarter of 2021 were:

o	The NPL ratio stood at 4.3%.

o	The NPL coverage ratio closed at 81%.

o	The cumulative cost of risk at the end of March stood at 1.17%.

NPL(1) AND NPL COVERAGE(1) RATIOS AND COST OF RISK(1) (PERCENTAGE)

(1) Excluding BBVA USA and the rest of Group’s companies in the United States included in the sale agreement signed with PNC

5

Security, business continuity and support measures taken by BBVA

From the outset, BBVA has adopted a series of measures to support its main stakeholders. The main business continuity measures taken are:

•

In order to serve customers, and since financial services are legally considered an essential service in most of the countries in which the Group operates, BBVA maintains its branch network operational, with dynamic management considering the evolution of the pandemic and activity. In addition, digital channels have been reinforced, given the increasing preference of customers for these channels. The data indicates that the COVID-19 crisis is accelerating digitization: At Group level, excluding the United States, and in cumulative terms, digital sales (measured in units) stood at 67.8% in December 2020, and at 69.5% at the end of March 2021. Also, at the end of the first quarter of 2021, BBVA’s digital customers, excluding the United States, accounted for 64.7% of the total and customers operating with the bank through their mobile phones accounted for 60.7% across the entire Group.

DIGITAL AND MOBILE CUSTOMERS (MILLIONS)
General note: March 2021 data excluding BBVA USA and the rest of Group’s companies in the United States included in the sale agreement signed with PNC.

•

With employees, recommendations from health authorities have been followed, including taking an early stance on promoting working from home. The priority for BBVA is to protect the health of the employees, customers and society in general. The crisis is being handled dynamically; adapting the procedures in each geographical area which the Group is present to the current situation, based on the latest data available regarding the evolution of the pandemic, the business and the level of customer service, in addition to the guidelines set by local authorities.

•

In terms of cybersecurity, the increase in remote work and digital transactions as a result of the coronavirus crisis has led to an increase in the risk of cyber attacks. To ensure data and corporate information protection, BBVA has established the appropriate measures and continues to strengthen its prevention and monitoring efforts, thus mitigating the possible associated risks.

•	The banks are a key part of the solution to the COVID-19 crisis and BBVA will continue to support its customers throughout the pandemic and also during the recovery phase.

Pronouncements of regulatory bodies and supervisors

•

With the aim of mitigating the impact of COVID-19, various European and international bodies made pronouncements during 2020 aimed at allowing greater flexibility in the implementation of the accounting and prudential frameworks. The BBVA Group has taken these pronouncements into consideration which remain in force as of March 31, 2021.

•

In addition, the European Commission published a specific consultation in January 2021, on the bank crisis management and deposit insurance framework of the European Union. The results of this consultation will be included in the Commission work in order to make this framework more consistent and solid. The consultation is focused on three legislative texts of the EU: the Bank Recovery and Resolution Directive (BRRD), the Single Resolution Mechanism Regulation (SRMR) and the Deposit Guarantee Scheme Directive (DGSD).

6

Group information

Macro and industry trends

The global economy is being strongly affected by the COVID-19 pandemic. Supply, demand and financial factors caused an unprecedented fall in GDP in the first half of 2020. Underpinned by strong fiscal and monetary policy measures, as well as greater control over the spread of the virus, global growth rebounded significantly in the second half of the year. Global GDP, however, fell by around 3.3% in 2020.

Although the pandemic is likely to continue to adversely affect activity in the short term, the process of economic recovery is expected to continue. According to BBVA Research, global GDP will expand by around 5.9% in 2021 and 4.8% in 2022, in line with the expected accelerated rollout of the Coronavirus vaccine, and the gradual lifting of restrictions and economic stimulus measures. In this regard, the strong fiscal stimuli announced in the United States at the end of 2020 and the beginning of 2021, as well as the sustained accommodative stance of monetary conditions by the Federal Reserve (hereinafter the Fed) and other major central banks, have reinforced the global economy’s prospects for recovery; this recovery will be led by the United States, where GDP could grow around 6.2% in 2021 and 5.1% in 2022, according to BBVA Research estimates. That being said, various epidemiological, financial, economic and geopolitical factors are contributing to the exceptionally high uncertainty.

With regard to the banking system, in an environment in which much of the economic activity has been at a standstill for several months, the services it provides have played an essential role. There are two main reasons for this: first, the banks have ensured the proper functioning of collections and payments for households and companies, thereby contributing to the maintenance of economic activity; second, the granting of new credit or the renewal of existing credit has reduced the impact of the economic slowdown on household and business incomes. The support provided by the banks over the months of lockdown and public guarantees have been essential in softening the impact of the crisis on companies’ liquidity and solvency, meaning that banking has become the main source of funding for most companies.

In terms of profitability, European and Spanish banks have deteriorated from the outset of the crisis, primarily because many entities recorded high provisions for impairment on financial assets in the first two quarters of 2020 as a result of the worsening macroeconomic environment following the pandemic outbreak. Furthermore, the accumulation of capital by banks since the previous crisis and the current very low interest-rate environment in which we have been since several years, will continue to put pressure on bank profitability. Nevertheless, the banks are facing this situation from a position of strength and with solvency that has been constantly increasing since the 2008 crisis, with reinforced capital and liquidity buffers and, therefore, with a greater capacity to lend.

Europe

In the Eurozone, activity remains weak so far this year, limited by restrictions on activity adopted to curb new outbreaks of the virus and still-slow vaccine rollout. The lifting of some restrictions, along with recovery in global demand, should continue to support both the manufacturing and exports sectors, which could partially offset the fall in activity in the consumer and service sectors during the first half of 2021.

In terms of GDP growth, following a fall of 6.8% in 2020, BBVA Research still expects recovery to gain substantial momentum throughout this year, underpinned by the vaccine rollout, the European recovery fund (NGEU) and, more recently, by stronger global recovery, which will benefit from the United States’ aforementioned fiscal stimulus. As a result, GDP could grow around 4.5% in 2021 and 4.9% in 2022 in the Eurozone as a whole. Furthermore, national expansionary fiscal policies, the extension of support measures to the most affected sectors and support from the European Central Bank (ECB) should avoid more-persistent negative effects.

With regard to the banking system, the ECB’s immediate objective is to maintain favorable financial conditions. At its March meeting, the ECB kept principal financial operations interest rates, credit easing interest rates and deposit facility interest rates unchanged at 0.00%, 0.25% and -0.50% respectively and announced a significant increase in asset purchases under the Pandemic Emergency Purchase Program (PEPP) for the second quarter of 2021. However, BBVA Research considers that the PEPP provision (€1.85 trillion) is large enough to comfortably increase purchases over the coming months without the ECB having to increase its provision.

Spain

In terms of GDP growth, the Spanish economy contracted by 10.8% in 2020. This year, despite the uncertainty in early 2021, BBVA Research predicts that the economy will gain traction in the coming months, recording higher growth rates from the second quarter onward and, thereafter, traction will be favored by an international environment of ambitious fiscal policies (especially in the United States), by the arrival of European recovery funds and by progress in the vaccine rollout in Spain and the rest of the EU. Growth is therefore expected to stand at 5.5% at year-end. BBVA Research predicts that accelerated economic activity from the second half of this year onward will lead to GDP growth of 7% in 2022. The main risks surrounding this scenario are linked to the pace of vaccine rollout and the pandemic, the impact of the crisis on employment and production capacity, and slow implementation projects relating to the NGEU program.

7

Regarding the banking system, according to the latest Bank of Spain data available, the total volume of lending to the private sector recovered by 2.6% in 2020 as a result of growth in new business lending transactions since April, within the framework of the public guarantee programs launched by the government to combat COVID-19. This trend was sustained in January 2021, recording year-on-year growth of 2.1% compared to January 2020. Asset quality indicators continued to improve (the NPL ratio stood at 4.51% at year-end, and 4.54% in January 2021). Profitability entered negative ground throughout 2020 as a whole (ROE -1.4%) due to the increase in provisions as a result of the COVID-19 crisis and, more importantly, due to the extraordinary negative results recorded in the first half of the year associated with the deterioration of goodwill in some entities. Spanish entities maintained comfortable levels of capital adequacy and liquidity, allowing them to weather the low-interest-rate environment, which has kept profitability under pressure from a more robust position than in the previous crisis.

Mexico

GDP growth contracted 8.5% in 2020, slightly better than expected, due to better-than-projected economic activity in the second half of 2020 and, in particular, due to higher growth in the United States driven by the aforementioned fiscal package; this will help the economy to grow higher than was initially expected throughout 2021, but will not yet reach pre-pandemic activity levels. By 2021, BBVA Research predicts that the Mexican economy will grow by 4.7%. This growth will be driven by foreign demand, while consumption and investment components will recover more slowly. By 2022, the economy will moderate to 2.8%, influenced by slow recovery in investment and uncertainties surrounding domestic policies. In terms of inflation, upward surprises in the first months of 2020 led Banxico to stop the cycle of benchmark rate reductions, and BBVA Research now predicts that the central bank will keep the interest rate unchanged at 4% for the rest of this year. The next change in benchmark interest rates will depend on the Fed’s next move.

With regard to the banking system, based on data from the National Banking and Securities Commission (CNBV, by its acronym in Spanish) as of February 2021, loans decreased by 2.0% and an increase was observed only in the mortgage portfolio, while total deposits increased 10.0% year-on-year. The NPL ratio increased year-on-year (20.5% in February 2021, reaching a ratio of 2.44%) and capital indicators remain comfortable.

Turkey

In Turkey, GDP growth reached 1.8% in 2020. Leading indicators for the first quarter of 2021 indicate robust economic activity. Despite the upward revision in global GDP growth forecasts and sound current momentum, BBVA Research is maintaining the previous GDP growth forecasts (5% for 2021 and 4.5% for 2022), based mainly on improvements in the most recent data, which will be offset by uncertainties surrounding domestic economic policies, the tightening of financial conditions and restrictive measures persisting in order to curb the pandemic.

With regard to the banking system, the central bank (CBRT) raised the base rate by 200 percentage points in March to 19%. BBVA Research predicts that CBRT will start cutting rates gradually toward the end of 3Q21, and that it will close the year at around 16%. Inflation estimates have been adjusted to 15% by the end of 2021.

Based on data as of February 2021, the total volume of credit in the banking system increased 28.4% year-on-year (up 36.5% in Turkish lira and up 18.5% in foreign exchange), while deposits increased 27.3% year-on-year. These growth rates include the effect of inflation. The NPL ratio stood at 4.02% at the close of February 2021.

Argentina

With regard to growth, following a contraction of 9.9% in 2020, BBVA Research predicts that the economy will recover to 7% in 2021 and 3% in 2022. Indicators available for the first quarter of 2021 suggest that consumption and investment are recovering, but employment will recover very slowly, which will impact private consumption. Growth is not free from risks such as a new wave of COVID-19 infections or slow vaccine rollout, although factors such as improved soy prices and increased allocations for Special Drawing Rights (SDRs) by the International Monetary Fund (hereinafter IMF) increase the government’s room for maneuver. Argentina is likely to reach an agreement with the IMF to refinance its external debt from October. Inflation closed the year at 36% and BBVA Research still predicts that it will stand at around 50% by the end of 2021.

In the banking system, the positive trend for both lending and deposit growth continued in January 2021, with growth of 34.0% and 57.8% respectively. Both were influenced by high inflation. The NPL ratio, however, fell slightly to 3.8% in January 2021.

Colombia

Growth data indicate that Colombia’s contraction in activity reached 6.8% in 2020 and, for the next two years, BBVA Research predicts a partial recovery of 5.5% in 2021 and 4.8% in 2022. This improvement could be limited by the effect of new outbreaks of COVID-19, by new restrictions on movement and by the effect of the announced fiscal reform, which could affect consumption and investment. Furthermore, consumption will continue to be hindered by the negative effect on employment, particularly in the formal sector of the economy, which will not recover to pre-pandemic levels until 2023. Inflation remained low in the first few months of the year and BBVA Research predicts that it will converge to 2.9% by year-end. The Central Bank kept the benchmark interest rate unchanged at 1.75%, and BBVA Research believes it will remain unchanged for the rest of the year, with a new cycle of gradual increases next year.

8

Total lending in the banking system grew 3.4% year-on-year at the end of January 2021, due to growth in the commercial portfolio driven by government-approved letters of credit and guarantee programs during the pandemic. The system’s NPL ratio as of January 2021 was 5.18%. Total deposits increased by 12.6% year-on-year in the same period.

Peru

With regard to growth, the Peruvian economy contracted 11.1% in 2020, as it was hit hard by the pandemic, particularly in the first half of the year. In the first months of 2021, the effects of the new wave of COVID-19 infections have resulted in new restrictions that could impact activity, albeit to a lesser extent. BBVA Research predicts activity will expand to 10% in 2021 followed by growth of 4.8% in 2022. Public and private consumer spending will be key to recovery this year, as will be recovery in the mining industry influenced by the rise in copper prices. Activity dynamics this year, however, will be subject to uncertainty relating to the electoral process, which could also impact infrastructure plans scheduled for 2022. With regard to inflation, BBVA Research predicts that this will stand at 2.3% at the end of the year, within the target set by the central bank, which lowered the monetary policy rate to an all-time low of 0.25%. BBVA Research estimates that this interest rate level will remain throughout the year and predicts that the first increase to the benchmark rate will not occur until the first half of 2022.

The banking system showed high year-on-year growth rates for lending and deposits (up +14.0% and +25.4% respectively, at the end of December 2020), due to the strong momentum of the Plan Reactiva Perú; the system showed lower profitability levels due to the current crisis (ROE: 2.25% as of February 2021) but with contained NPLs (NPL ratio: 3.42% as of February 2021) due to the payment deferrals applied.

INTEREST RATES

(PERCENTAGE)

	31-03-21	31-12-20	30-09-20	30-06-20	31-03-20
Official ECB rate	0.00	0.00	0.00	0.00	0.00
Euribor 3 months (1)	(0.54)	(0.54)	(0.49)	(0.38)	(0.42)
Euribor 1 year (1)	(0.49)	(0.50)	(0.41)	(0.15)	(0.27)
USA Federal rates	0.25	0.25	0.25	0.25	0.25
TIIE (Mexico)	4.00	4.25	4.25	5.00	6.50
CBRT (Turkey)	19.00	17.00	10.25	8.25	9.75

(1)	Calculated as the month average.

Foreign exchanges continued showing volatility during the first quarter of 2021. The macroeconomic expectations improvement in the United States caused by new fiscal stimuli and a good rate of vaccination has contrasted with the evolution in other geographical areas. The aforementioned has favored the U.S. dollar, which has appreciated 4.7% against the euro. The Mexican peso, after a good behaviour in the last part of the quarter, registered an appreciation of 1.5% against the euro. Besides, the Turkish lira closes the quarter with a 6.3% depreciation against the euro, having been harmed in March by instability caused by the shifts in the central bank. As to other foreign exchanges, Chilean peso and Peruvian sol have appreciated against the euro 1.6% and 0.8% respectively, while the Argentine peso and Colombian peso depreciated by 4.2% and 3.9% respectively

For information on the BBVA Group’s exchange rate risk management policies, see the “Risk Management” chapter of this report.

EXCHANGE RATES

(EXPRESSED IN CURRENCY/EURO)

	Year-end exchange rates			Average exchange rates
	31-03-21	r % on 31-03-20	r % on 31-12-20	1Q21	r % on 1Q20
U.S. dollar	1.1725	(6.6)	4.7	1.2048	(8.5)
Mexican peso	24.0506	8.8	1.5	24.5272	(9.9)
Turkish lira	9.7250	(25.9)	(6.3)	8.9156	(24.4)
Peruvian sol	4.4119	(14.9)	0.8	4.4105	(14.9)
Argentine peso (1)	107.8211	(34.5)	(4.2)	—	—
Chilean peso	858.40	8.0	1.6	872.59	1.5
Colombian peso	4,381.53	1.6	(3.9)	4,284.18	(9.0)

(1)	According to IAS 29 “Financial information in hyperinflationary economies”, the year-end exchange rate is used for the conversion of the Argentina income statement.

9

Results

The Group’s net attributable profit generated during the first three months of 2021, excluding the results from discontinued operations (i.e. excluding the results generated by the Group’s business in the United States included in the sale agreement with PNC), amounted to €1,033m, a year-on-year growth of 139.4%. Taking into account the result from discontinued operations, the BBVA Group generated a net attributable profit of €1,210m at the end of the first quarter of 2021, which contrasts very positively with the losses accumulated in March 2020, when the outbreak of the pandemic resulted in strong provisions for impairment on financial assets, as well as in the goodwill impairment in the United States of €-2,084m.

Despite the complex environment and at constant exchange rates, the good performance in fees, the evolution of net trading income (NTI) and the lower provisions for impairment on financial assets are noteworthy.

CONSOLIDATED INCOME STATEMENT: QUARTERLY EVOLUTION

(MILLIONS OF EUROS)

	2021	2020
	1Q	4Q	3Q	2Q	1Q
Net interest income	3,451	3,477	3,553	3,537	4,024
Net fees and commissions	1,133	1,042	1,023	934	1,124
Net trading income	581	175	357	470	544
Other operating income and expenses	(11)	(147)	46	(80)	86
Gross income	5,155	4,547	4,980	4,862	5,778
Operating expenses	(2,304)	(2,264)	(2,163)	(2,182)	(2,477)
Personnel expenses	(1,184)	(1,186)	(1,124)	(1,113)	(1,272)
Other administrative expenses	(812)	(766)	(725)	(754)	(860)
Depreciation	(309)	(312)	(315)	(316)	(345)
Operating income	2,850	2,282	2,817	2,679	3,300
Impairment on financial assets not measured at fair value through profit or loss	(923)	(901)	(706)	(1,408)	(2,164)
Provisions or reversal of provisions	(151)	(139)	(88)	(219)	(300)
Other gains (losses)	(17)	(82)	(127)	(103)	(29)
Profit/(loss) before tax	1,759	1,160	1,895	950	807
Income tax	(489)	(337)	(515)	(273)	(204)
Profit/(loss) after tax from continued operations	1,270	823	1,380	678	603
Profit/(loss) after tax from discontinued operations (1)	177	302	73	120	(2,224)
Corporate operations (2)	—	304	—	—	—
Profit/(loss) for the year	1,447	1,430	1,454	798	(1,621)
Non-controlling interests	(237)	(110)	(312)	(162)	(172)
Net attributable profit/(loss)	1,210	1,320	1,141	636	(1,792)
Of which:
Discontinued operations	177	302	73	120	(2,224)
Corporate operations	—	304	—	—	—
Net attributable profit excluding discontinued and corporate operations	1,033	713	1,068	516	431
Earning per share (euros) (3)	0.17	0.18	0.16	0.08	(0.29)
Earning per share excluding discontinued and corporate operations (3)	0.14	0.09	0.15	0.06	0.05

General note: the results generated by BBVA USA and the rest of Group’s companies in the United States included in the sale agreement signed with PNC are presented in a single line as “Profit/(loss) after tax from discontinued operations”.

(1)	Profit/(loss) after tax from discontinued operations includes the goodwill impairment in the United States registered in the first quarter of 2020 for an amount of €2,084m.
(2)	Include the net capital gain from the sale to Allianz the half plus one share of the company created to jointly develop the non-life insurance business in Spain, excluding the health insurance line.
(3)	Adjusted by additional Tier 1 instrument remuneration.

10

CONSOLIDATED INCOME STATEMENT

(MILLIONS OF EUROS)

	1Q21	Δ %	Δ % at constant exchange rates	1Q20
Net interest income	3,451	(14.2)	(2.3)	4,024
Net fees and commissions	1,133	0.8	10.0	1,124
Net trading income	581	6.8	16.1	544
Other operating income and expenses	(11)	n.s.	n.s.	86
Gross income	5,155	(10.8)	0.2	5,778
Operating expenses	(2,304)	(7.0)	1.8	(2,477)
Personnel expenses	(1,184)	(6.9)	1.7	(1,272)
Other administrative expenses	(812)	(5.6)	4.0	(860)
Depreciation	(309)	(10.7)	(3.3)	(345)
Operating income	2,850	(13.6)	(1.0)	3,300
Impairment on financial assets not measured at fair value through profit or loss	(923)	(57.3)	(52.4)	(2,164)
Provisions or reversal of provisions	(151)	(49.6)	(47.8)	(300)
Other gains (losses)	(17)	(41.4)	(42.1)	(29)
Profit/(loss) before tax	1,759	117.9	183.2	807
Income tax	(489)	139.7	212.3	(204)
Profit/(loss) after tax from continued operations	1,270	110.5	173.4	603
Profit/(loss) after tax from discontinued operations (1)	177	n.s.	n.s.	(2,224)
Profit/(loss) for the year	1,447	n.s.	n.s.	(1,621)
Non-controlling interests	(237)	37.8	85.8	(172)
Net attributable profit/(loss)	1,210	n.s.	n.s.	(1,792)
Of which:
Discontinued operations	177	n.s.	n.s.	(2,224)
Net attributable profit excluding discontinued operations	1,033	139.4	206.5	431
Earning per share (euros) (2)	0.17			(0.29)
Earning per share excluding discontinued operations (2)	0.14			0.05

General note: the results generated by BBVA USA and the rest of Group’s companies in the United States included in the sale agreement signed with PNC are presented in a single line as “Profit/(loss) after tax from discontinued operations”.

(1)	Profit/(loss) after tax from discontinued operations includes the goodwill impairment in the United States registered in the first quarter of 2020 for an amount of €2,084 m.
(2)	Adjusted by additional Tier 1 instrument remuneration.

Unless expressly indicated otherwise, to better understand the changes under the main headings of the Group’s income statement, the year-on-year percentage changes provided below refer to constant exchange rates.

Gross income

Gross income showed year-on-year growth of 0.2%, underpinned by good performance in fees and NTI, which more than offset the negative evolution of net interest income. Conversely, the other operating income and expenses line recorded a loss of €11m, which contrasts negatively with last year’s positive results due to the higher negative adjustment for inflation in Argentina in this line in the first quarter of 2021.

GROSS INCOME (MILLIONS OF EUROS)
(1) At constant exchange rates: +0.2%.

11

Net interest income showed a year-on-year decline of 2.3%, impacted by the low interest rate environment.

Net fees and commissions showed good performance in all geographic areas, except for Rest of Business, which compares positively with the first quarter of 2020 (up 10.0%), as this line was barely affected by the outbreak of the COVID-19 pandemic.

NET INTEREST INCOME/ATAS(1) (PERCENTAGE)

(1)	Excluding BBVA USA and the rest of the Group’s companies in the United States included in the sale agreement signed with PNC.

NET INTEREST INCOME PLUS NET FEES AND COMMISSIONS (MILLIONS OF EUROS)

(1) At constant exchange rates: +0.5%.

NTI recorded excellent performance in all areas, with the exception of Mexico, where it fell slightly. For the Group as a whole, NTI recorded a year-on-year growth of 16.1%.

The other operating income and expenses line recorded a fall of €-11m at the end of March 2021, compared to the positive results of €86m in the same period last year, due to the higher adjustment for hyperinflation in Argentina and the lower contribution of the insurance business in Spain and Mexico.

Operating income

Operating expenses increased 1.8% compared to the first quarter of 2020, showing an increase in all areas except for Spain and Rest of Business. Expenses remained controlled in the Corporate Center.

OPERATING EXPENSES (MILLIONS OF EUROS)

(1) At constant exchange rates: +1.8%.

As a result, the efficiency ratio stood at 44.7% as of March 31, 2021, with a slight increase compared to the ratio achieved a year earlier (44.0%), though it still remains low.

The performance of gross income and expenses led to a negative operating income variation of -1.0% year-on-year.

12

EFFICIENCY RATIO (PERCENTAGE)

OPERATING INCOME (MILLIONS OF EUROS)

(1) At constant exchange rates: -1.0%.

Provisions and other

At the end of March 2021, impairment on financial assets not measured at fair value through profit and loss (impairment on financial assets) was significantly below the figure recorded in the previous year (down 52.4%), mainly due to the negative impact of the worsening macroeconomic scenario in March 2020 as a result of the outbreak of the COVID-19 pandemic.

IMPAIRMENT ON FINANCIAL ASSETS (MILLIONS OF EUROS)

(1) At constant exchange rates: -52.4%.

Provisions or reversal of provisions (hereinafter provisions) closed the first quarter of 2021 with a negative net balance of €151m, 47.8% lower than the loss recorded in March last year, mainly due to higher provisions in Spain in the first quarter of last year.

The other gains (losses) line closed March 2021 with a negative balance of €17m, 42.1% below the previous year.

Results

As a result, the BBVA Group generated profit/(loss) after tax from continued operations of €1,270m between January and March 2021, representing a year-on-year change of +173.4%.

For its part, the results generated by the Group’s businesses in the United States, included in the sale agreement with PNC and classified as discontinued operations, generated €177m, which compares very positively with the losses of €2,224m last year, which included the impact of the goodwill impairment in the country. As previously mentioned, these results are recorded in the Corporate Center under the results from discontinued operations line.

The Group’s net attributable profit in the first quarter of 2021 therefore amounted to €1,210m. Excluding the results from discontinued operations, net attributable profit stood at €1,033m, representing year-on-year growth of 206.5%.

13

NET ATTRIBUTABLE PROFIT (MILLIONS OF EUROS)

NET ATTRIBUTABLE PROFIT EXCLUDING DISCONTINUED OPERATIONS(1) AND CORPORATE OPERATIONS(2) (MILLIONS OF EUROS)

(1)

Results generated by BBVA USA and the rest of Group´s companies in the United States included in the sale agreement signed with PNC. These results include the goodwill impairment in the United States in 1Q20 amounting to €-2,084m.

(2)	Net profit before tax from the sale to Allianz of half plus one share of the company created to jointly promote non-life insurance business in Spain, excluding the health insurance line.
(3)	At constant exchange rates: +206.5%.

Net attributable profit, in millions of euros, accumulated at the close of March 2021 for the various business areas that comprise the Group was as follows: 381 in Spain, 493 in Mexico, 191 in Turkey, 104 in South America and 75 in Rest of Business.

TANGIBLE BOOK VALUE PER SHARE AND DIVIDENDS (1) (EUROS)

(1)	Replenishing dividends paid in the period.

EARNING PER SHARE (1) (EUROS)

(1)	Adjusted by additional Tier 1 instrument remuneration.
(2)	Excluding discontinued and corporate operations.

ROE AND ROTE (1) (PERCENTAGE)

(1)	Ratios excluding profit after tax from discontinued operations in 1Q20, 2020 and 1Q21 and the net capital gain from the bancassurance operation with Allianz in 2020.

ROA AND RORWA (1) (PERCENTAGE)

(1)	Ratios excluding profit after tax from discontinued operations in 1Q20, 2020 and 1Q21 and the net capital gain from the bancassurance operation with Allianz in 2020.

14

Balance sheet and business activity

The most relevant aspects related to the evolution of the Group’s balance sheet and business activity as of March 31, 2021, are summarized below:

•	Loans and advances to customers (gross) registered a slight decrease of 0.1%, mainly as a result of Spain´s deleveraging.

•

Customer funds fell by 1.7%, due to the performance of customer deposits, which contracted by 3.4% in the quarter, even though the positive performance (up 3.9%) of other customer funds, i.e. mutual funds, pension funds and other off-balance sheet funds, did not offset this decline.

•

Regarding the assets and liabilities of BBVA USA and the rest of the Group´s companies in the United States included in the sale agreement signed with PNC, as the accounting regulation applied indicates, they are classified, respectively, as non-current assets and liabilities held for sale, inside the other assets/other liabilities line of the consolidated BBVA Group balance sheet as of 31-03-2021 and 31-12-2020. For management purposes, to make the information comparable, the assets and liabilities of BBVA USA and the rest of the Group´s companies in the United States included in the sale agreement signed with PNC are classified, respectively, in the other assets/other liabilities line of BBVA Group consolidated Balance sheet as of 31-03-20.

CONSOLIDATED BALANCE SHEET (MILLIONS OF EUROS)
	31-03-21	Δ %	31-12-20	31-03-20
Cash, cash balances at central banks and other demand deposits	54,950	(16.1)	65,520	44,853
Financial assets held for trading	101,050	(6.7)	108,257	125,269
Non-trading financial assets mandatorily at fair value through profit or loss	5,488	5.6	5,198	5,079
Financial assets designated at fair value through profit or loss	1,110	(0.6)	1,117	1,175
Financial assets at fair value through accumulated other comprehensive income	72,771	4.8	69,440	55,038
Financial assets at amortized cost	363,754	(1.1)	367,668	374,496
Loans and advances to central banks and credit institutions	16,963	(18.4)	20,784	18,821
Loans and advances to customers	310,683	(0.1)	311,147	321,543
Debt securities	36,108	1.0	35,737	34,132
Investments in subsidiaries, joint ventures and associates	1,416	(1.4)	1,437	1,440
Tangible assets	7,703	(1.5)	7,823	8,424
Intangible assets	2,297	(2.0)	2,345	2,518
Other assets	109,165	1.7	107,373	111,796
Total assets	719,705	(2.2)	736,176	730,087
Financial liabilities held for trading	81,253	(6.1)	86,488	112,712
Other financial liabilities designated at fair value through profit or loss	9,714	(3.3)	10,050	8,641
Financial liabilities at amortized cost	475,813	(3.0)	490,606	458,852
Deposits from central banks and credit institutions	74,123	1.8	72,806	65,566
Deposits from customers	331,064	(3.4)	342,661	318,347
Debt certificates	57,418	(7.1)	61,780	61,588
Other financial liabilities	13,208	(1.1)	13,358	13,351
Liabilities under insurance and reinsurance contracts	10,325	3.8	9,951	9,593
Other liabilities	91,889	3.2	89,061	91,114
Total liabilities	668,994	(2.5)	686,156	680,913
Non-controlling interests	5,396	(1.4)	5,471	5,989
Accumulated other comprehensive income	(14,718)	2.5	(14,356)	(12,805)
Shareholders’ funds	60,033	1.9	58,904	55,990
Total equity	50,711	1.4	50,020	49,174
Total liabilities and equity	719,705	(2.2)	736,176	730,087
Memorandum item:
Guarantees given	43,110	(0.4)	43,294	45,478

15

LOANS AND ADVANCES TO CUSTOMERS

(MILLIONS OF EUROS)

	31-03-21	Δ %	31-12-20	31-03-20
Public sector	18,895	(2.4)	19,363	21,799
Individuals	144,523	0.2	144,304	145,350
Mortgages	91,438	0.0	91,428	93,046
Consumer	30,082	1.7	29,571	29,623
Credit cards	11,721	(2.5)	12,016	11,667
Other loans	11,282	(0.1)	11,289	11,013
Business	144,516	(0.3)	144,912	152,154
Non-performing loans	14,933	1.8	14,672	14,542
Loans and advances to customers (gross)	322,866	(0.1)	323,252	333,845
Allowances (1)	(12,183)	0.6	(12,105)	(12,302)
Loans and advances to customers	310,683	(0.1)	311,147	321,543

(1)

Allowances include the valuation adjustments for credit risk during the expected residual life of those financial instruments which have been acquired (mainly originated from the acquisition of Catalunya Banc, S.A.). As of March 31, 2021, December 31, 2020 and March 31, 2020 the remaining amount was €334m, €363m and €418m, respectively.

LOANS AND ADVANCES TO CUSTOMERS (GROSS. BILLIONS OF EUROS)

(1)	At constant exchange rates: +0.5%.

CUSTOMER FUNDS (BILLIONS OF EUROS)

(2)	At constant exchange rates: -1.4%.

CUSTOMER FUNDS

(MILLIONS OF EUROS)

	31-03-21	Δ %	31-12-20	31-03-20
Deposits from customers	331,064	(3.4)	342,661	318,347
Current accounts	260,988	(2.0)	266,250	239,373
Time deposits	69,144	(8.6)	75,610	78,918
Other deposits	932	16.3	801	57
Other customer funds	106,916	3.9	102,947	96,438
Mutual funds and investment companies	67,828	4.6	64,869	59,507
Pension funds	37,189	2.7	36,215	34,853
Other off-balance sheet funds	1,899	1.9	1,863	2,078
Total customer funds	437,979	(1.7)	445,608	414,786

16

Solvency

Capital base

At the end March 2021, BBVA’s fully-loaded CET1 ratio stood at 11.88%, within the range of the Group’s management objective to maintain a ratio of between 11.5% and 12.0%, increasing the distance from the minimum requirement (currently in 8.59%) to 329 basis points. This ratio includes the positive effect of closing the sale of BBVA Paraguay by approximately 6 basis points. However, this ratio does not include the positive impact of the sale of BBVA USA and other companies in the United States with activities related to this banking business, which, according to the current estimate and taking the capital level of March 2021 as a reference, would place the fully-loaded CET1 ratio at 14.58%.

During the quarter, the fully-loaded CET1 ratio has increased by 15 basis points, mainly driven by the high organic capital generation (up 17 basis points net of accrued dividends and remuneration of AT1 instruments). Moreover, the impacts derived from the market evolution (down 13 basis points mostly related to the valuation of the portfolio at fair value) and those derived from the consideration of the Targeted Review of Internal Models (TRIM) carried out by the European Central Bank on the low default portfolio (which net of the release of the prudential buffer accrued in 2020 for this purpose, has had an impact of approximately -9 basis points), have been partially offset by the positive impact from the sale of BBVA Paraguay and the activity performance during the quarter in some geographical areas.

Fully-loaded risk-weighted assets (RWA) grew during the quarter by approximately €1,800m, including the effect of exchange rates, the sale of BBVA Paraguay and the aforementioned impact of the TRIM review on the low default portfolio.

Fully-loaded additional Tier 1 capital (AT1) stood at 1.62% at the end of March 2021. In this respect, in January 2021, early redemption options were implemented for two preferential issuances, issued by BBVA International Preferred, Caixa Sabadell Preferents and Caixa Terrassa Societat de Participacions Preferents, for £31m, €90m and €75m respectively. On April 14, BBVA executed the early redemption of an issuance of preferred securities that can be converted into BBVA ordinary shares (Contingent Convertible bonds, also known as CoCos) dating from 2016 for €1,000m and a coupon of 8.875%. It should be noted that this issuance did not need to be refinanced due to the Group’s current capital strength. As of March 31, 2021, this issuance is no longer considered in the Group’s capital adequacy ratios.

The fully-loaded Tier 2 ratio stood at 2.25% on March 31. BBVA Uruguay issued the first sustainable bond on the Uruguayan financial market in February for USD 15m at an initial interest rate of 3.854%.

The phased-in CET1 ratio stood at 12.20% at the end of March 2021, taking into account the transitional treatment of the IFRS 9 standard. AT1 stood at 1.61% and Tier 2 at 2.34%, resulting in a total capital adequacy ratio of 16.16%.

In regards to shareholder remuneration, a cash amount of €0.059 per share was distributed from BBVA’s share premium account on April 29, 2021, as approved by the General Shareholders’ Meeting on April 20, 2021.

SHAREHOLDER STRUCTURE

(31-03-2021)

	Shareholders		Shares
Number of shares	Number	%	Number	%
Up to 500	356,931	41.1	66,867,844	1.0
501 to 5,000	403,495	46.4	703,337,365	10.5
5,001 to 10,000	58,193	6.7	409,802,697	6.1
10,001 to 50,000	45,687	5.3	874,377,516	13.1
50,001 to 100,000	3,301	0.4	224,600,541	3.4
100,001 to 500,000	1,483	0.2	268,505,348	4.0
More than 500,001	288	0.0	4,120,395,269	61.8

Total	869,378	100.0	6,667,886,580	100.0

FULLY-LOADED CAPITAL RATIOS (PERCENTAGE)

17

CAPITAL BASE

(MILLIONS OF EUROS)

	CRD IV phased-in			CRD IV fully-loaded
	31-03-21 (1) (2)	31-12-20	31-03-20	31-03-21 (1) (2)	31-12-20	31-03-20
Common Equity Tier 1 (CET 1)	43,234	42,931	40,854	42,092	41,345	39,986
Tier 1	48,955	49,597	46,974	47,818	48,012	45,981
Tier 2	8,294	8,547	9,757	7,959	8,101	8,852
Total Capital (Tier 1 + Tier 2)	57,249	58,145	56,731	55,778	56,112	54,833
Risk-weighted assets	354,342	353,273	368,666	354,433	352,622	368,839
CET1 (%)	12.20	12.15	11.08	11.88	11.73	10.84
Tier 1 (%)	13.82	14.04	12.74	13.49	13.62	12.47
Tier 2 (%)	2.34	2.42	2.65	2.25	2.30	2.40
Total capital ratio (%)	16.16	16.46	15.39	15.74	15.91	14.87

(1)

As of March 31, 2021, the difference between the phased-in and fully-loaded ratios arises from the temporary treatment of certain capital items, mainly of the impact of IFRS 9, to which the BBVA Group has adhered voluntarily (in accordance with article 473bis of the CRR and the subsequent amendments introduced by the Regulation (EU) 2020/873).

(2)	Preliminary data.

With regard to MREL (Minimum Requirement for own funds and Eligible Liabilities) requirements, BBVA issued preferred senior debt for an amount of €1,000m in March 2021 with the aim of strengthening the eligible liabilities for compliance with the MREL ratio and mitigating the loss of eligibility of two senior preferred and one senior non-preferred issuances issued during 2017 that matures in one year. The term of the operation is 6 years with an early redemption option in the fifth year and a coupon of 0.125%, the lowest coupon paid on such a product in BBVA’s history, implying practically a zero share premium thanks to the high demand of 1.5 times oversubscription.

The Group estimates that, following the entry into force of Regulation (EU) No. 2019/877 of the European Parliament and of the Council of May 20, 2020 (which, among other matters, establishes the MREL in terms of RWAs and sets new maturities and transition periods, which the Group believes will apply to its MREL requirement), the current structure of own funds and eligible liabilities enables compliance with its MREL requirement.

Finally, the Group’s leverage ratio maintained a solid position, at 6.5% fully-loaded (6.7% phased-in). These figures include the effect of the temporary exclusion of certain positions with the central bank provided for in the “CRR-Quick fix”.

Ratings

In the first four months of 2021, BBVA’s rating has continued to demonstrate its stability and all rating agencies have continued to maintain BBVA’s rating in category A. On March 31, 2021, the agency DBRS confirmed both BBVA’s A (high) rating and its stable outlook.

The following table shows the credit ratings granted by rating agencies.

RATINGS

Rating agency	Long term (1)	Short term	Outlook
DBRS	A (high)	R-1 (middle)	Stable
Fitch	A-	F-2	Stable
Moody’s	A3	P-2	Stable
Standard & Poor’s	A-	A-2	Negative

(1)	Ratings assigned to long term senior preferred debt. Additionally, Moody’s and Fitch assign A2 and A- rating respectively, to BBVA’s long term deposits.

18

Risk management

Credit risk

The local authorities of the countries in which the Group operates initiated economic support measures in 2020, after the outbreak of the pandemic, including the granting of relief measures in terms of temporary payments deferrals for customers affected by the pandemic, as well as the granting of loans, especially to companies and SMEs, with public guarantees.

These measures are supported by the rules issued by the authorities of the geographical areas where the Group operates as well by certain industry agreements and should help to ease the temporary liquidity needs of the customers. The classification of the customers’ credit quality and the calculation of the expected credit loss, once the credit quality of those customers have been reviewed under the new circumstances, will depend on the effectiveness of these relief measures. In any case, the incorporation of public guarantees is considered to be a mitigating factor in the estimation of the expected credit losses.

For the purposes of classifying exposures based on their credit risk, the Group has maintained a rigorous application of IFRS 9 at the time of the granting of the moratoriums and has reinforced the procedures to monitor credit risk both during their validity and upon their expiration. In this sense, additional indicators have been introduced to identify the significant increase in risk that may have occurred in some operations or a set of them and, where appropriate, proceed to classify it in the corresponding risk stage.

Likewise, the indications provided by the European Banking Authority (EBA) have been taken into account, to not consider as refinancing the moratoriums that meet a series of requirements, without prejudice to keeping the exposure classified in the corresponding risk stage or its consideration as refinancing if it was previously so classified.

In relation to the temporary payment deferrals for customers affected by the pandemic, since the beginning BBVA has worked on an anticipation plan with the goal of mitigating as much as possible the impact of these measures in the Group, due to the high concentration of its maturities over time. As of March 31, 2021, the payment deferrals granted by the Group amounted to €5,446m1.

Calculation of expected losses due to credit risk

To respond to the circumstances generated by the global COVID-19 pandemic in the macroeconomic environment, characterized by a high level of uncertainty regarding its intensity, duration and speed of recovery, forward-looking information has been updated in the IFRS 9 models to incorporate the best information available at the date of publication of this report. The estimation of the expected losses has been calculated for the different geographical areas in which the Group operates, with the best information available for each of them, considering both the macroeconomic perspectives and the effects on specific portfolios, sectors or specific accredited. The scenarios used consider the various economic measures that have been announced by governments as well as monetary, supervisory and macroprudential authorities around the world. However, the final magnitude of the impact of this pandemic on the Group’s business, financial situation and results, which could be material, will depend on future and uncertain events, including the intensity and persistence over time of the consequences derived from the pandemic in the different geographical areas in which the Group operates.

The expected losses calculated according to the methodology provided by the Group, including macroeconomic projections, have been supplemented with quantitative management adjustments in order to include issues that might imply a potential impairment which due to its nature is not included in the model and which will be assigned to specific operations in case this impairment materializes (e.g, sectors and collectives more affected by the crisis).

As of March 31, 2021, in order to incorporate those aspects not included in the impairment models, there are management adjustments to the expected losses amounting to €316m in Spain. As of December 31, 2020 this concept amounted to €223m. The variation is due to the use of €57m during the period, as well as an additional allowance given the possibility that new extensions in the financing granted or agreements in order to ensure business viability materialize.

The evolution of the exposure of corporate banking clients to the sectors that have been considered most vulnerable in the COVID-19 pandemic environment is shown below:

[1]	It excludes BBVA USA and the rest of Group´s companies in the United States included in the sale agreement signed with PNC.

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EXPOSURE AT DEFAULT TO MOST VULNERABLE SECTORS

(MILLIONS OF EUROS)

	31-03-21	31-12-20	30-09-20	30-06-20	31-03-20
Leisure (1)	9,221	9,279	9,237	9,383	8,781
Real estate sector (2)	12,717	12,806	13,247	13,686	13,405
Retailers (3)	4,826	4,982	5,073	5,427	4,821
Air transportation	938	965	1,111	1,061	566
Total	27,702	28,032	28,668	29,557	27,573

General note: data excluding BBVA USA and the rest of Group’s companies in the United States included in the sale agreement signed with PNC for all periods.

(1)	Among others; includes hotels, restaurants, travel agencies and gaming.
(2)	Includes real estate developers.
(3)	Retailers non-food.

Credit risk indicators of BBVA Group

BBVA Group’s main risk indicators, excluding the balances from discontinued operations, (i.e. BBVA excluding BBVA USA and the rest of Group’s companies in the United States included in the sale agreement signed with PNC), have evolved as follows during the first quarter of 2021, as a result, among other reasons, of the situation generated by the pandemic:

•

Credit risk has remained almost flat, down 0.4% (down 0.3% at constant exchange rates) during the first three months of 2021, as the decline in the activity in Spain and South America, influenced by the sale of Paraguay, has been partially offset by the activity increase in the rest of the geographical areas.

•

The balance of non-performing loans increased slightly with respect to the end of December 2020 (up 1.0% at current exchange rates, up 1.3% at constant exchange rates). By geographical areas, it grew in Spain and Turkey, and to a lesser extent in Argentina and Peru, offset by the good performance of the retail segment in Mexico.

•	As a result of the aforementioned, the NPL ratio stood at 4.3% at the end of March, 6 basis points above the end of December.

•	Loan-loss provisions remained flat (up 0.1%).

•	The NPL coverage ratio fell 74 basis points to 81% during the quarter.

•	The cumulative cost of risk as of 31-03-2021 stood at 1.17%, falling 38 basis points compared to the end of 2020.

NON-PERFORMING LOANS AND PROVISIONS (MILLIONS OF EUROS)

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CREDIT RISK(1)

(MILLIONS OF EUROS)

	31-03-21	31-12-20	30-09-20	30-06-20	31-03-20
Credit risk	365,292	366,883	365,127	384,310	379,645
Non-performing loans	15,613	15,451	15,006	15,594	15,290
Provisions	12,612	12,595	12,731	12,957	12,720
NPL ratio (%)	4.3	4.2	4.1	4.1	4.0
NPL coverage ratio (%) (2)	81	82	85	83	83

General note: figures excluding BBVA USA and the rest of Group’s companies in the United States included in the sale agreement signed with PNC as of 31-03-21 and the periods of 2020, and the classification of BBVA Paraguay as non-current assets and liabilities held for sale during the periods of 2020.

(1)	Includes gross loans and advances to customers plus guarantees given.
(2)

The NPL coverage ratio includes the valuation adjustments for credit risk during the expected residual life of those financial instruments which have been acquired (mainly originated from the acquisition of Catalunya Banc, S.A.). Excluding these allowances, the NPL coverage ratio would stand at 79% as of March 31, 2021, 79% as of December 31, 2020 and 80% as of March 31, 2020.

NON-PERFORMING LOANS EVOLUTION (MILLIONS OF EUROS)
	1Q21 (1)	4Q20	3Q20	2Q20	1Q20
Beginning balance	15,451	15,006	15,594	15,290	16,086
Entries	1,916	2,579	1,540	1,892	1,759
Recoveries	(924)	(1,016)	(1,028)	(1,045)	(1,257)
Net variation	992	1,563	512	847	502
Write-offs	(794)	(1,149)	(510)	(709)	(814)
Exchange rate differences and other	(36)	31	(590)	165	(483)
Period-end balance	15,613	15,451	15,006	15,594	15,290
Memorandum item:
Non-performing loans	14,933	14,709	14,269	14,909	14,591
Non performing guarantees given	681	743	737	684	699

General note: figures excluding BBVA USA and the rest of Group’s companies in the United States included in the sale agreement signed with PNC as of 31-03-21 and the periods of 2020, and the classification of BBVA Paraguay as non-current assets and liabilities held for sale during the periods of 2020.

(1)	Preliminary data.

Structural risks

Liquidity and funding

Management of liquidity and funding at BBVA aims to finance the recurring growth of the banking business at suitable maturities and costs, using a wide range of instruments that provide access to a large number of alternative sources of financing. In this context, it is important to notice that, given the nature of BBVA’s business, the funding of lending activity is fundamentally carried out through the use of stable customer funds.

Due to its subsidiary-based management model, BBVA is one of the few major European banks that follows the Multiple Point of Entry (MPE) resolution strategy: the parent company sets the liquidity policies, but the subsidiaries are self-sufficient and responsible for managing their own liquidity (taking deposits or accessing the market with their own rating), without fund transfers or financing occurring between either the parent company and the subsidiaries or between the different subsidiaries. This strategy limits the spread of a liquidity crisis among the Group’s different areas, and ensures that the cost of liquidity and financing is correctly reflected in the price formation process.

In view of the initial uncertainty caused by the outbreak of COVID-19 in March 2020, the various different central banks provided a joint response through specific measures and programs, the extent of which, in some cases, has been extended until 2021 to facilitate the financing of the real economy and the provision of liquidity in the financial markets, increasing liquidity buffers in almost all geographical areas.

The BBVA Group maintains a solid liquidity position in every geographical area in which it operates, with liquidity ratios well above the minimum required:

•

The BBVA Group’s liquidity coverage ratio (LCR) remained comfortably above 100% throughout the first quarter of 2021, and stood at 151%[2] as of March 31, 2021. For the calculation of this ratio, it is assumed that there is no transfer of liquidity among subsidiaries; i.e. no type of excess liquidity levels in foreign subsidiaries are considered in the calculation of the consolidated ratio. When considering these excess liquidity levels, the BBVA Group’s LCR would stand at 193%.

•

The net stable funding ratio (NSFR), defined as the ratio between the amount of stable funding available and the amount of stable funding required, is one of the Basel Committee’s essential reforms, the transposition of which will become effective in June 2021, and requires banks to maintain a stable funding profile in relation to the composition of their assets and off-balance sheet activities. This ratio should be at least 100% at all times. The BBVA Group’s NSFR ratio, calculated based on Basel requirements, stood at 127%[2] as of March 31, 2021.

[2]	It includes BBVA USA and the rest of Group´s companies in the United States included in the sale agreement signed with PNC.

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The breakdown of these ratios in the main geographical areas in which the Group operates is shown below:

LCR AND NSFR RATIOS

(PERCETANGE. 31-03-21)

	Eurozone (1)	Mexico	Turkey	South America
LCR	186	206	162	All countries >100
NSFR	119	139	148	All countries >100

(1)	Perimeter: Spain + the rest of the Eurozone where BBVA has presence.

The most relevant aspects related to the main geographical areas are the following:

•

In the Eurozone, BBVA maintains a comfortable position with a large, high-quality liquidity buffer. During the first quarter of 2021, as expected, there were some outflows of wholesale deposits that held very high balances at the end of December 2020, while lending activity remained virtually stable. In March 2021, BBVA S.A. took part in the TLTRO III liquidity window program to take advantage of the improved conditions announced by the European Central Bank (ECB) in December 2020, with an amount drawn of €3.5 billion, which when added together with the €34.9 billion available at the end of December 2020 it totaled €38.4 billion. In this regard, the ECB continues to support liquidity in the system through the measures it has implemented since the start of the pandemic, and it should be noted that, during the first quarter of 2021, it announced accelerated asset purchases under its PEPP program (Pandemic Emergency Purchase Programme).

•

BBVA Mexico had a strong liquidity position during the first quarter of 2021, maintaining a negative gap, resulting from lower growth in the loan portfolio. This liquidity gap has enabled an acquisition cost efficiency policy, which has resulted in savings in net interest income. This reduced need for liquidity has also enabled the maturity of a subordinated issue of USD 750m to be absorbed in March, without it needing to be refinanced. With regard to the measures taken by Banxico, in February 2021, the banking support measures issued in April 2020 to support liquidity needs were extended until September 2021, and the monetary policy rate was lowered by 25 basis points to 4%.

•

The Central Bank of the Republic of Turkey (CBRT) has continued its restrictive policies, increasing both reserve requirement rates and the base rate by 200 basis points. During March, the central bank governor was replaced, which has provoked some market volatility.

In the first quarter, the Bank’s lending gap increased both in local and foreign currency. These increases follow the significant liquidity accumulation in the last quarter of 2020 and reflect the objective to protect the customer spread in a rising interest rate environment. Garanti BBVA continues to maintain a strong liquidity buffer in both currencies.

•

In South America, the liquidity situation remains suitable throughout the region, helped by the support of various central banks and governments which, in order to mitigate the impact of the COVID-19 crisis, have acted by implementing measures to stimulate economic activity and provide greater liquidity in financial systems. In Argentina, liquidity in the system continues to increase due to higher growth in deposits than loans in local currency, with a slight reduction in deposits in U.S. dollars. A comfortable liquidity position has been maintained in Colombia following the adjustment for excess liquidity made in the second half of last year through reducing wholesale deposits. The same can be said for BBVA Peru, where it has remained favored by funds from the central bank’s support programs.

The main transactions carried out in wholesale financing markets by the companies that form part of the BBVA Group in the first quarter of 2021 were:

•	In March 2021 BBVA, S.A. issued preferred senior debt totaling €1,000m at 0.125% (for more information on this transaction see the “Solvency” chapter in this report).

•

In Turkey, there have been no issuances during the first quarter of 2021. BBVA Garanti is expected to renew a syndicated loan amounting to USD 724m in May, which includes €104m owed to the European Bank for Reconstruction and Development (EBRD) and to the International Finance Corporation (IFC). At the date of preparation of this report, the renewal ratio is pending.

•	In South America, BBVA Uruguay issued the first sustainable bond on the Uruguayan financial market in February for USD 15m at an initial interest rate of 3.854%.

Foreign exchange

Foreign exchange risk management of BBVA’s long-term investments, principally stemming from its overseas franchises, aims to preserve the Group’s capital adequacy ratio and ensure the stability of its income statement.

BBVA has maintained its policy of actively hedging its main investments in emerging markets, covering on average between 30% and 50% of annual earnings and around 70% of the CET1 capital ratio surplus. Based on this policy, the sensitivity of the CET1 ratio to a depreciation of 10% against the euro of the main emerging-market currencies is estimated at -5 basis points for the Mexican peso and -2 basis points for the Turkish lira. With regard to the U.S. dollar,

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the estimated sensitivity is approximately +9 basis points to a 10% depreciation against the euro. The transactional currency risk associated with the sale of the subsidiary in the United States was covered by more than 80% at the end of March. At the end of March, the coverage level for expected earnings for 2021 stood at close to 60% in Turkey and Mexico, 50% in Peru and 40% in Colombia.

Interest rate

Interest rate risk management seeks to limit the impact that BBVA can suffer, both in terms of net interest income (short-term) and economic value (long-term), through movements in the interest rate curves in the various different currencies in which the Group operates. BBVA carries out this work through an internal procedure, pursuant to the guidelines established by the European Banking Authority (EBA), in order to determine the potential impact of a range of scenarios on the Group’s various different balance sheets.

The model is based on assumptions intended to realistically mimic the behavior of the balance sheet. Of particular relevance are assumptions regarding the behavior of accounts with no explicit maturity and prepayment estimates. These assumptions are reviewed and adapted at least once a year to take into account any changes in behavior.

At the aggregate level, BBVA continues to maintain a moderate risk profile, in accordance with the established objective, showing positive sensitivity toward interest rate increases in the net interest income. The effective management of structural balance sheet risk has allowed it to mitigate the negative impact of the downward trend in interest rates and the volatility experienced as a result of the effects of COVID-19, and is reflected in the soundness and recurrence of net interest income.

At the market level, the quarter showed volatility with regard to fixed income as a result of higher expectations of medium-term inflation in the United States, leading to an upsurge in the country’s sovereign bond curve. This effect has trickled into the fixed income securities markets of other emerging countries, especially in Latin America. With regard to Europe, movements were more contained due to lower inflation expectations and the ECB’s bond-buying program. This has all had a limited impact on the generation of net interest income by the various subsidiaries, due to low exposure to these long nodes in the curve.

By area, the main features are:

•

Spain has a balance sheet characterized by a high proportion of variable-rate loans (basically mortgages and corporate lending) and liabilities composed mainly of customer deposits. The ALCO portfolio acts as a management lever and hedging for the bank’s balance sheet, mitigating its sensitivity to interest rate fluctuations. The balance sheet´s profile has remained stable during the first quarter of the year.

•

On the other hand, the ECB held the marginal deposit facility rate unchanged at -0.50% and maintained the extraordinary support programs created in the wake of the COVID-19 crisis. This has created stability in European benchmark interest rates (Euribor), which have been moving in a narrow range throughout the first quarter of 2021.

•

Mexico continues to show a balance between fixed and variable interest rates balances. In terms of assets that are most sensitive to interest rate fluctuations, the commercial portfolio stands out, while consumer loans and mortgages are mostly at a fixed rate. The ALCO portfolio is used to neutralize the longer duration of customer deposits. Net interest income sensitivity continues to be limited and stable in the first quarter of 2021. It’s expected that 2021 will be a more stable year involving fewer actions by the central bank, which lowered the base rate by 300 basis points during 2020. In this regard, the monetary policy rate stood at 4% at the end of March, as a result of a 25 basis points reduction during the first quarter of 2021.

•

In Turkey, the interest rate risk (broken down into Turkish lira and US dollars) is limited. On the asset side, the sensitivity of loans, which are mostly fixed-rate with relatively short maturities, and the ALCO portfolio, including inflation-linked bonds, are balanced by the sensitivity of deposits on the liability side, which reprice at short maturities. With regard to base rates, increases continued as in previous quarters, with the first quarter ending 200 basis points above the level seen in December 2020.

•

In South America, the risk profile for interest rates remains low as most countries in the area have a fixed/variable composition and maturities that are very similar for assets and liabilities, with a low net interest income sensitivity. In addition, in balance sheets with several currencies, interest-rate risk is managed for each of the currencies, showing a very low level of risk. No changes were observed in the base rates of the central banks of Peru and Colombia during the first quarter of the year, and they remain at all-time lows.

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Sustainability and Responsible Banking

BBVA has a different way of doing banking based on the Purpose of “To bring the age of opportunity to everyone” guided by solid corporate values -“Customer comes first”, “We think big” and “We are one team”- with the aim of having a positive impact on the lives of people, companies and society as a whole.

BBVA has a long history of committing to sustainability, which began when it adhered to the United Nations Global Compact in 2002, having played a leading, standout role in defining a new, more sustainable banking model.

It is a commitment to a responsible and sustainable approach to banking, whereby BBVA seeks to create long-term value, shared with all stakeholders (customers, employees, shareholders, suppliers and society as a whole), and is reflected in the Bank’s various different corporate policies and regulations, especially in the Corporate Social Responsibility Policy (hereinafter CSR), updated in 2020, and in the General Sustainability Policy, also approved by BBVA’s Board of Directors in 2020, which defines and sets out the Group’s general principles and main management and control objectives and guidelines for sustainable development, seeking to achieve balanced economic development, social development and environmental protection.

In 2019, BBVA carried out a strategic reflection process to further expand its transformation and adapt to the biggest trends changing the world and the financial industry. Two of the main trends identified are the fight against climate change and the growing relevance of social inclusion.

BBVA is aware of the key role that banking plays in this transition toward a more sustainable world through its financial activity, and it has adhered to the Principles for Responsible Banking promoted by the United Nations, the Katowice Commitment and the Collective Commitment to Climate Action, and is keen to play a central role, as demanded by society.

The creation of the Global Sustainability Office (GSO) in 2020 has enabled all sustainability initiatives to be promoted and coordinated within the Group, relying on the support of the most senior executive managers of the Bank’s various areas at a local level.

Sustainability and responsible banking milestones and initiatives

The commitment to sustainable and responsible growth is one of BBVA’s main initiatives, reflected in the Group’s second strategic priority: “Helping our customers transition toward a sustainable future.” One line of action in this regard is the 2025 Pledge, whereby BBVA has committed to mobilizing €100,000m between 2018 and 2025 in green financing, sustainable infrastructure and agribusiness, financial entrepreneurship and inclusion, and other sustainable mobilization. During 2020, BBVA mobilized €20,306m, representing a cumulative total of €50,155m mobilized since 2018. This means it has achieved half of its sustainable funding target for the period 2018–2025 one year ahead of schedule.

BBVA has become one of the most active banks in terms of issuing green bonds since its framework for issuing SDG-linked bonds was published in 2018. In 2019, the Bank issued a second green bond for€1,000m, the largest issue to date by a Eurozone entity, in addition to issuing the first structured green bond using blockchain technology. In May 2020, BBVA was the first private financial institution in Europe to issue a COVID-19-related social bond and, two months later, the Bank was the first financial institution in the world to issue contingent-convertible perpetual bonds (“CoCos”) considered as green bonds worth €1,000m, earmarked to finance eligible green assets in BBVA’s portfolio, diversified in assets from various different green sectors (energy efficiency, renewable energy, sustainable transport, waste management and water management). According to Bloomberg, BBVA is the eighth most active bank (2018–2020) worldwide, the fourth in Europe and the first in Spain.

Among the financing initiatives promoted during the first quarter of 2021, BBVA has achieved its commitment to offer a sustainable alternative for all its products in Spain to retail and wholesale customers. BBVA was also the global coordinator and structuring bank for issuing the largest hybrid bond in history. BBVA’s leadership in terms of sustainability resulted in the Bank being recognized by Global Finance magazine as the world’s best investment bank in sustainable financing at the Global Finance Best Investment Bank Awards.

In 2020, BBVA also achieved all the objectives of its Global Eco-Efficiency Plan 2016–2020 and its environmental footprint showed very good progress compared to 2019. Notably, BBVA achieved net-zero CO2 emissions in 2020. This objective has been achieved by offsetting the entire carbon footprint through CO2 mitigation projects that also have a positive impact on the local communities in which they are implemented. This constitutes further progress in the framework of its commitment to align its activity with the Paris Agreement and reduce both direct and indirect emissions. Furthermore, work is under way on the Global Eco-Efficiency Plan 2021–2025, which will include new objectives aimed at reducing and neutralizing its environmental footprint.

24

With regards to its indirect environmental footprint, the Group announced in 2021 that it will reduce its exposure to coal-related activities to zero (by ceasing to fund companies in such activities) by 2030 in developed countries, and by 2040 in other geographical areas. This decision is aligned with the Intergovernmental Panel on Climate Change (IPCC)‘s proposal to limit the rise in temperature to a maximum of 1.5ºC and the goal of achieving a carbon-neutral economy by 2050.

BBVA has recently taken an additional step in its ambition for sustainability and, at its General Shareholders’ Meeting on April 20, 2021, announced its Net Zero 2050 commitment, i.e., its commitment to net-zero carbon emissions in 2050, considering both direct and indirect emissions, the latter of which include the emissions of customers financed by the Group. This is a very important milestone, which involves aligning with the Paris Agreement’s most ambitious scenario, namely limiting the rise in temperature to 1.5°C compared to pre-industrial levels. Through this milestone, BBVA accelerates the Paris Agreement’s baseline scenario of 2ºC by 20 years. This commitment also has implications for BBVA and for its customers in all sectors, who it will support in their transition toward a more sustainable future through concrete plans and objectives.

BBVA remains highly committed to diversity and inclusion in all forms, including this aspect within its strategic priorities, and it encourages them through multiple initiatives in the geographic areas in which it operates. In this context, BBVA has notably been recognized as one of the 30 most exceptional companies in the world with the Gallup “Exceptional Workplace 2021” Award. This award distinguishes organizations committed to developing their workforce’s human potential. BBVA’s efforts to promote diversity have earned it a place in the Bloomberg Gender-Equality Index for the fourth consecutive year, a ranking of the 100 companies worldwide with the best practices in gender diversity. BBVA is also a signatory to the European Diversity Charter and the United Nations Women’s Empowerment Principles. What’s more, the UN selected one of BBVA’s initiatives, “Work Better, Enjoy Life,” to create a case study in this regard and include it on its website relating to best practices on diversity and inclusion within the Women’s Empowerment Principles (WEP) program.

Through its social programs, BBVA acts as a driver of opportunity for people, seeks to generate a positive impact on their lives and delivers on its aim of making the opportunities of this new era available to those who face the most difficulty: the vulnerable. Throughout 2020, BBVA allocated €142.2m for investment in the community, from which more than 12 million people benefited, and which was earmarked to boost the main lines of action established in the Community Investment Plan (financial literacy, social entrepreneurship and knowledge, education and culture), as well as the BBVA Group’s Social Response Plan to address the effects of COVID-19.

Among the initiatives developed in the first quarter of 2021, the project “Online Education”, promoted by BBVA and the Foundation Against Drug Addiction (FAD), is particularly notable as it includes a set of actions aimed at education in order to alleviate the serious consequences that the COVID-19 crisis is having on the education community. Its priorities include: school adaptation, bridging the digital gap, supporting vulnerable families, and bridging the access gap due to lack of available equipment and ability to connect online.

Furthermore, for the second consecutive year, the Organisation for Economic Co-operation and Development (OECD) has recognized the Microfinance Foundation’s work as the most important private philanthropic initiative in Latin America and the second most important worldwide, distinguishing it as the first foundation in the world to contribute to progress in gender equality.

Within the framework of transparency, BBVA has committed to disclose essential environmental, social and governance (ESG) aspects in a consistent and standardized manner. In this regard, together with the publication of the first TCFD report in November 2020, BBVA was one of the first entities in the world to support the “Measuring Stakeholder Capitalism” initiative by the World Economic Forum (WEF)‘s International Business Council (IBC) and publish the level of fulfillment with its metrics. The Bank also published the level of alignment with the Sustainability Accounting Standards Board (SASB)‘s Commercial Banks metrics for the first time.

BBVA’s participation in sustainability indexes

BBVA is also present in various international sustainability indexes or Environmental, Social and Governance (ESG) indexes, which evaluate companies’ performance in these areas. Most notably, in 2020 BBVA ranked first among European banks and second worldwide in the Dow Jones Sustainability Indices (DJSI).

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BBVA is member of the following sustainability indices3:

Measures taken by BBVA in response to COVID-19

From the outset of the crisis caused by COVID-19, BBVA has focused its efforts on protecting health and supporting its employees, customers and society as a whole. One year on, it continues to do so, staying by its customers’ side for as long as the pandemic persists, and throughout the recovery phase too.

In this context, at the 2021 General Shareholders’ Meeting, which was held entirely virtually due to the exceptional circumstances arising from the COVID-19 pandemic and in order to protect the health and safety of shareholders, employees and other persons involved in said meeting, BBVA has replaced the traditional shareholders’ gift with a solidarity contribution to help alleviate the effects of COVID-19 on the most vulnerable sectors of the population. The shareholders themselves voted on which area of impact they wanted to send their donation (social inclusion, education, health and dependency).

[3]

The inclusion of BBVA in any MSCI indices and the use of the logos, trademarks, service marks or index names does not constitute the sponsorship or promotion of BBVA by MSCI or any of its subsidiaries. The MSCI indices are the exclusive property of MSCI. MSCI and the MSCI indices and logos are trademarks or service marks of MSCI or its subsidiaries.

26

Business areas

This section presents and analyzes the most relevant aspects of the Group’s different business areas. Specifically, for each one of them, it shows a summary of the income statement and balance sheet, the business activity figures and the most significant ratios.

BBVA Group’s business areas reporting structure differs from the one presented at the end of 2020, mainly as a consequence of the disappearance of the United States as a business area, derived from the sale agreement reached with PNC. Most of the businesses in the United States excluded from this agreement, together with those of the former business area “Rest of Eurasia” constitute a new area called “Rest of Business”.

The composition of BBVA Group business areas at the end of the first quarter of 2021 are summarized below:

•

Spain mainly includes the banking and insurance businesses that the Group carries out in this country, including the results of the new company created from the bancassurance agreement reached with Allianz at the end of 2020.

•	Mexico includes banking and insurance businesses in this country, as well as the activity that BBVA Mexico carries out through its branch in Houston.

•	Turkey reports the activity of the group Garanti BBVA that is mainly carried out in this country and, to a lesser extent, in Romania and the Netherlands.

•

South America mainly includes banking and insurance activity conducted in the region. The information for this business area includes BBVA Paraguay data for the results, activity, balances and relevant business indicators for 2020 and is not included in 2021 as the sale agreement was reached in January 2021.

•

Rest of Business mainly incorporates the wholesale activity carried out in Europe (excluding Spain) and in the United States from the New York branch, as well as, the institutional business that the Group develops through the broker dealer BBVA Securities Inc. It also incorporates the banking business developed through BBVA’s 5 branches in Asia.

The Corporate Center contains the centralized functions of the Group, including: the costs of the head offices with a corporate function; management of structural exchange rate positions, portfolios whose management is not linked to customer relationships, such as industrial holdings; certain tax assets and liabilities; funds due to commitments to employees; goodwill and other intangible assets as well as such portfolios and assets´ funding. Furthermore, includes the results from the venture capital fund Propel Venture Partners. Additionally and until all required authorizations are received and the aforementioned sale agreement with PNC is realized, the results obtained by the Group´s businesses in The United States included in said agreement are presented in a single line of the income statements called “Profit (loss) after taxes from discontinued operations”.

In addition to these geographical breakdowns, supplementary information is provided for the wholesale business carried out by BBVA, Corporate & Investment Banking (CIB), in the countries where it operates. This business is relevant to have a broader understanding of the Group’s activity and results due to the important features of the type of customers served, products offered and risks assumed.

The information by business area is based on units at the lowest level and/or companies that comprise the Group, which are assigned to the different areas according to the main region or company group in which they carry out their activity. The figures corresponding to 2020 have been elaborated following the same criteria and the same structure of the areas that have been already explained, in a way that year-on-year comparisons are homogeneous.

Regarding the Shareholders´ funds allocation, a capital allocation system based on the consumed regulatory capital is used.

As usual, in the case of the different business areas in South America, in Turkey, in Rest of Business and in CIB, the results applying constant exchange rates are given as well as the year-on-year variations at current exchange rates.

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MAIN INCOME STATEMENT LINE ITEMS BY BUSINESS AREA (MILLIONS OF EUROS)

		Business areas					S Business areas
	BBVA Group	Spain	Mexico	Turkey	South America	Rest of Business		Corporate Center
31-03-21
Net interest income	3,451	867	1,366	530	660	72	3,495	(44)
Gross income	5,155	1,646	1,761	834	714	218	5,173	(18)
Operating income	2,850	893	1,138	569	377	103	3,081	(230)
Profit/(loss) before tax	1,759	522	682	481	202	93	1,980	(221)
Profit/(loss) after tax from discontinued operations (1)	177	—	—	—	—	—	—	177
Net attributable profit/(loss)	1,210	381	493	191	104	75	1,244	(34)
31-03-20
Net interest income	4,024	878	1,545	819	763	65	4,071	(47)
Gross income	5,778	1,511	1,993	1,073	863	211	5,650	127
Operating income	3,300	731	1,331	763	473	86	3,384	(83)
Profit/(loss) before tax	807	(194)	545	340	136	88	915	(108)
Profit/(loss) after tax from discontinued operations (1)	(2,224)	—	—	—	—	—	—	(2,224)
Net attributable profit/(loss)	(1,792)	(130)	373	129	70	68	509	(2,301)

(1)	Including the results generated by BBVA USA and the rest of the Group’s companies in the United States included in the sale agreement signed with PNC.

GROSS INCOME (1), OPERATING INCOME(1)AND NET ATTRIBUTABLE PROFIT(1) BREAKDOWN (PERCENTAGE. 1Q21)

(1)	Excludes the Corporate Center.

28

MAIN BALANCE-SHEET ITEMS AND RISK-WEIGHTED ASSETS BY BUSINESS AREA

(MILLIONS OF EUROS)

		Business areas					S Business areas
	BBVA Group	Spain	Mexico	Turkey	South America	Rest of Business		Corporate Center	Deletions	NCA&L (1)
31-03-21
Loans and advances to customers	310,683	166,093	51,525	36,859	32,443	24,450	311,369	669	(1,355)	—
Deposits from customers	331,064	196,590	56,832	38,089	34,920	6,764	333,196	177	(2,309)	—
Off-balance sheet funds	106,916	64,452	23,834	3,667	14,433	530	106,915	0	—	—
Total assets/liabilities and equity	719,705	394,904	110,412	58,876	53,164	36,015	653,371	109,353	(43,019)	—
RWAs	354,342	107,872	61,981	53,252	38,948	28,436	290,489	63,853	—	—
31-12-20
Loans and advances to customers	311,147	167,998	50,002	37,295	33,615	24,015	312,926	505	(1,299)	(985)
Deposits from customers	342,661	206,428	54,052	39,353	36,874	9,333	346,040	363	(2,449)	(1,293)
Off-balance sheet funds	102,947	62,707	22,524	3,425	13,722	569	102,947	—	—	—
Total assets/liabilities and equity	736,176	410,409	110,236	59,585	55,436	35,172	670,839	105,416	(40,080)	—
RWAs	353,273	104,388	60,825	53,021	39,804	24,331	282,370	70,903	—	—
(1)	Non-current assets and liabilities held for sale (NCA&L) from BBVA Paraguay as of 31-12-20.

The balance sheet includes a column, which represents the deletions and balance sheet adjustments between the different business areas, especially in terms of the relationship between the areas in which the parent company operates, i.e. Spain, Rest of Business, and the Corporate Center.

NUMBER OF EMPLOYEES	NUMBER OF BRANCHES

NUMBER OF ATMS

29

Spain

Highlights

•	Decrease in lending activity and customers funds.

•	Improved efficiency ratio.

•	Favorable year-on-year evolution for the main margins.

•	Sustainable alternative for all products.

BUSINESS ACTIVITY(1) (YEAR-TO-DATE CHANGE)	NET INTEREST INCOME/ATAS (PERCENTAGE)

(1)	Excluding repos.

OPERATING INCOME (MILLIONS OF EUROS)	NET ATTRIBUTABLE PROFIT (MILLIONS OF EUROS)

30

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS

(MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1Q21	Δ %	1Q20
Net interest income	867	(1.3)	878
Net fees and commissions	507	8.1	469
Net trading income	201	231.9	61
Other operating income and expenses	71	(31.6)	103
Of which: Insurance activities (1)	90	(24.8)	119
Gross income	1,646	8.9	1,511
Operating expenses	(753)	(3.5)	(780)
Personnel expenses	(428)	(2.8)	(440)
Other administrative expenses	(215)	(4.4)	(225)
Depreciation	(110)	(4.3)	(115)
Operating income	893	22.2	731
Impairment on financial assets not measured at fair value through profit or loss	(185)	(72.0)	(660)
Provisions or reversal of provisions and other results	(186)	(30.0)	(265)
Profit/(loss) before tax	522	n.s.	(194)
Income tax	(140)	n.s.	65
Profit/(loss) for the year	382	n.s.	(129)
Non-controlling interests	(1)	(41.9)	(1)
Net attributable profit/(loss)	381	n.s.	(130)

(1)	Includes premiums received net of estimated technical insurance reserves.

Balance sheets	31-03-21	Δ %	31-12-20
Cash, cash balances at central banks and other demand deposits	26,118	(31.9)	38,356
Financial assets designated at fair value	135,929	(1.5)	137,969
Of which: Loans and advances	33,003	7.6	30,680
Financial assets at amortized cost	195,621	(1.3)	198,173
Of which: Loans and advances to customers	166,093	(1.1)	167,998
Inter-area positions	28,485	7.6	26,475
Tangible assets	2,825	(2.6)	2,902
Other assets	5,926	(9.3)	6,535
Total assets/liabilities and equity	394,904	(3.8)	410,409
Financial liabilities held for trading and designated at fair value through profit or loss	70,950	(4.0)	73,921
Deposits from central banks and credit institutions	59,595	1.4	58,783
Deposits from customers	196,590	(4.8)	206,428
Debt certificates	37,856	(7.7)	41,016
Inter-area positions	—	—	—
Other liabilities	17,254	1.8	16,955
Regulatory capital allocated	12,660	(4.9)	13,306

Relevant business indicators	31-03-21	Δ %	31-12-20
Performing loans and advances to customers under management (1)	163,501	(1.2)	165,511
Non-performing loans	8,495	1.9	8,340
Customer deposits under management (1)	196,005	(4.8)	205,809
Off-balance sheet funds (2)	64,452	2.8	62,707
Risk-weighted assets	107,872	3.3	104,388
Efficiency ratio (%)	45.7		54.6
NPL ratio (%)	4.4		4.3
NPL coverage ratio (%)	66		67
Cost of risk (%)	0.45		0.67

(1)	Excluding repos.
(2)	Includes mutual funds and pension funds.

31

Activity

The most relevant aspects related to the area’s activity during the first quarter of 2021 were:

•

Lending activity (performing loans under management) was below the figure recorded at the end of 2020 (down 1.2%), mainly due to a reduction in mortgage loans (down 0.5%) and lower short-term operations among larger companies (down 2.3%). The above is despite higher balances in retail businesses (up 0.1%), SMEs (up 0.9%) and consumer finance together with credit cards (up 0.3%).

•	With regard to asset quality, the NPL ratio therefore rose 11 basis points in the quarter to stand at 4.4%, and the NPL coverage ratio fell 39 basis points to 66% in the first three months of 2021.

•	Total customer funds fell 3.0% compared to 2020 year-end, due to the lower total balance of customer deposits under management (down 4.8%). Off-balance sheet funds performed positively (up 2.8%).

Results

Spain generated a net attributable profit of €381m between January and March 2021, which compares positively to the loss of €130m recorded in the same period in 2020, mainly due to the increase in impairment on financial assets resulting from the worsening macroeconomic scenario following the outbreak of the pandemic in March 2020.

The main highlights of the area’s income statement are:

•	Net interest income recorded a year-on-year reduction of 1.3%, affected by an environment of falling rates and partially offset by lower financing costs.

•

Net fees and commissions performed well (up 8.1% year-on-year), underpinned by higher volumes in off-balance sheet funds, with a higher contribution from revenues associated with banking services and insurance.

•

NTI between January and March 2021 stood at €201m, which compares very positively to the €61m recorded in the same period last year, mainly due to the performance of the Global Markets area but also as a result of fixed-income portfolio sales.

•

The other operating income and expenses line compares negatively with the first quarter of the previous year (down 31.6%), mainly due to the lower contribution from the insurance business following the bancassurance operation with Allianz.

•

Reduction of operating expenses (down 3.5% in year-on-year terms) as a result of lower personnel and general expenses and depreciations. The efficiency ratio therefore stood at 45.7% compared to 54.6% in the same quarter in 2020.

•

Impairment on financial assets amounted to €-185m, which represents a significant reduction from the amount recorded in the first quarter of 2020, which was negatively impacted by the deterioration of the macroeconomic scenario due to COVID-19, following the outbreak of the pandemic. The cumulative cost of risk at the close of March 2021 stood at 0.45%.

•	Lastly, the provisions and other results line closed the quarter at €-186m, compared to €-265m in the same period last year, which included provisions for potential claims.

32

Mexico

Highlights

•	Activity increased in the quarter: lending activity recovered and customer funds showed growth.

•	Net interest income impacted by the interest rate environment.

•	NPL ratio improvement during the quarter.

•	Year-on-year comparison influenced at the net attributable profit level by the increase in the impairment of financial assets line in March 2020 due to the outbreak of the pandemic.

BUSINESS ACTIVITY (1) (YEAR-TO-DATE CHANGE)	NET INTEREST INCOME/ATAS (PERCENTAGE. CONSTANT EXCHANGE RATE)
(1) Excluding repos.

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATE)	NET ATTRIBUTABLE PROFIT (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATE)
(1) At current exchange rate: -14.4%.	(1) At current exchange rate: +32.3%.

33

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS

(MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1Q21	Δ %	Δ % (1)	1Q20
Net interest income	1,366	(11.6)	(1.8)	1,545
Net fees and commissions	282	(4.7)	5.8	296
Net trading income	69	(11.7)	(1.9)	78
Other operating income and expenses	44	(40.8)	(34.2)	74
Gross income	1,761	(11.7)	(1.9)	1,993
Operating expenses	(622)	(6.1)	4.3	(662)
Personnel expenses	(255)	(11.4)	(1.6)	(288)
Other administrative expenses	(289)	(0.1)	11.0	(289)
Depreciation	(78)	(8.4)	1.7	(86)
Operating income	1,138	(14.4)	(5.0)	1,331
Impairment on financial assets not measured at fair value through profit or loss	(458)	(40.8)	(34.2)	(773)
Provisions or reversal of provisions and other results	2	n.s.	n.s.	(13)
Profit/(loss) before tax	682	25.2	39.0	545
Income tax	(189)	9.9	22.0	(172)
Profit/(loss) for the year	493	32.3	46.9	373
Non-controlling interests	(0)	25.0	38.8	(0)
Net attributable profit/(loss)	493	32.3	46.9	373

Balance sheets	31-03-21	Δ %	Δ % (1)	31-12-20
Cash, cash balances at central banks and other demand deposits	10,641	16.2	14.4	9,161
Financial assets designated at fair value	33,915	(6.7)	(8.1)	36,360
Of which: Loans and advances	1,312	(49.3)	(50.1)	2,589
Financial assets at amortized cost	60,858	1.7	0.2	59,819
Of which: Loans and advances to customers	51,525	3.0	1.5	50,002
Tangible assets	1,644	(0.2)	(1.7)	1,647
Other assets	3,354	3.2	1.7	3,249
Total assets/liabilities and equity	110,412	0.2	(1.3)	110,236
Financial liabilities held for trading and designated at fair value through profit or loss	21,138	(11.2)	(12.5)	23,801
Deposits from central banks and credit institutions	5,023	(2.0)	(3.5)	5,125
Deposits from customers	56,832	5.1	3.6	54,052
Debt certificates	7,575	(0.8)	(2.3)	7,640
Other liabilities	12,743	(1.3)	(2.8)	12,911
Regulatory capital allocated	7,100	5.9	4.3	6,707

Relevant business indicators	31-03-21	Δ %	Δ % (1)	31-12-20
Performing loans and advances to customers under management (2)	52,004	3.1	1.5	50,446
Non-performing loans	1,658	(8.8)	(10.2)	1,818
Customer deposits under management (2)	56,489	5.0	3.5	53,775
Off-balance sheet funds (3)	23,834	5.8	4.2	22,524
Risk-weighted assets	61,981	1.9	0.4	60,825
Efficiency ratio (%)	35.3			33.4
NPL ratio (%)	3.0			3.3
NPL coverage ratio (%)	129			122
Cost of risk (%)	3.55			4.02

(1)	Figures at constant exchange rate.
(2)	Excluding repos.
(3)	Includes mutual funds and other off-balance sheet funds.

34

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rate. These rates, together with changes at current exchange rates, can be found in the attached tables of financial statements and relevant business indicators.

Activity

The most relevant aspects related to the area’s activity during the first quarter of 2021 were:

•

Lending activity (performing loans under management) increased 1.5% in the quarter, mainly due to the positive performance in corporate banking loans (up 9.1%), which boosted the growth in the wholesale portfolio (up 2.3%). The retail portfolio recorded a slight growth compared to the end of December 2020 (up 0.6%), mainly due to the continued positive performance of the mortgage portfolio (up 1.6%) and to the growth in the SME portfolio (up 3.1%) over the same period, which was supported by campaigns aimed at attracting customers and highlighting the bank’s digital products. As a result, BBVA Mexico’s portfolio mix stands at 49% retail and 51% wholesale.

•

With regard to asset quality indicators, the NPL ratio showed an improving trend throughout the quarter, falling 37 basis points to 3.0% at the end of the first quarter of the year, with a decrease in the balance of non-performing loans in consumer and credit card portfolios. The NPL coverage ratio increased in the quarter to 129%.

•

Customer deposits under management showed an increase of 3.5% in the quarter, favored by growth in demand deposits of 4.2%, due to customers’ preference of having liquid balances within an environment of uncertainty and falling rates due to the pandemic. Time deposits, however, remained flat during the quarter (up 0.3%). The above allows BBVA Mexico to improve its deposits mix, with an 81.4% of total deposits in lower-cost transactional funds. Off-balance sheet funds also performed well in the first quarter of 2021 (up 4.2%).

Results

BBVA Mexico achieved a net attributable profit of €493m in the first quarter of 2021, representing a 46.9% increase compared to the same quarter in the previous year. It should be noted that the first quarter of 2020 was historically atypical and there was a sharp increase in impairment on financial assets as a result of the worsening macroeconomic scenario following the outbreak of the COVID-19 pandemic in March 2020. The most relevant aspects related to the income statement are summarized below:

•

Net interest income closed below the figure recorded in the first quarter of 2020 (down 1.8%), as a result of a year-on-year contraction in the portfolio, which has been hit by the effect of the pandemic given the global economic slowdown, and by lower reference rates applied.

•	Net fees and commissions increased 5.8% thanks to increased billing, especially in credit cards, and thanks to investment banking fees.

•	NTI showed a year-on-year decline of 1.9%, mainly due to losses in Global Markets positions and lower volumes of foreign exchange brokerage.

•

The other operating income and expenses line recorded a year-on-year decrease of 34.2%, as a result of a greater contribution to the Deposit Guarantee Fund due to larger volumes deposited by customers and a lower contribution from the insurance business, explained by an increase in claims in the life insurance business as a result of the pandemic.

•

Operating expenses increased (up 4.3%) due to additional disbursements in order to preserve the health and safety of employees and customers, as well as some expenses which were postponed due to the pandemic, and those expenses denominated in dollars affected by the depreciation of the Mexican peso.

•

The impairment on financial assets line item decreased significantly compared to the same period of the last year (down 34.2%), mainly due to additional provisions for COVID-19 recorded in March 2020, derived from a worsening macroeconomic scenario compared to the scenario initially predicted at the beginning of the previous year. With regard to the cumulative cost of risk, it stood at 3.55% as of March 2021.

•	The provisions and other results line showed a favorable comparison to the first quarter of 2020.

35

Turkey

Highlights

•	Activity growth driven by Turkish lira loans and deposits.

•	Outstanding performance of NTI and net fees.

•	Operating expenses growth in line with the average inflation.

•	Net attributable profit growth driven by lower impairment losses on financial assets in a comparative affected by the outbreak of the pandemic.

BUSINESS ACTIVITY (1) (YEAR-TO-DATE CHANGE)	NET INTEREST INCOME/ATAS (PERCENTAGE. CONSTANT EXCHANGE RATE)
(1) Excluding repos.

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATE)	NET ATTRIBUTABLE PROFIT (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATE)
(1) At current exchange rate: -25.5%	(1) At current exchange rate: +48.2%.

36

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS

(MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1Q21	Δ %	Δ % (1)	1Q20
Net interest income	530	(35.4)	(14.6)	819
Net fees and commissions	154	(6.5)	23.7	165
Net trading income	126	87.9	148.5	67
Other operating income and expenses	24	11.8	47.8	22
Gross income	834	(22.3)	2.8	1,073
Operating expenses	(265)	(14.5)	13.1	(310)
Personnel expenses	(142)	(9.5)	19.6	(157)
Other administrative expenses	(89)	(15.1)	12.2	(105)
Depreciation	(34)	(29.4)	(6.7)	(48)
Operating income	569	(25.5)	(1.4)	763
Impairment on financial assets not measured at fair value through profit or loss	(123)	(69.5)	(59.7)	(403)
Provisions or reversal of provisions and other results	35	n.s.	n.s.	(20)
Profit/(loss) before tax	481	41.5	87.1	340
Income tax	(94)	20.0	58.7	(78)
Profit/(loss) for the year	387	48.0	95.6	262
Non-controlling interests	(196)	47.7	95.3	(133)
Net attributable profit/(loss)	191	48.2	96.0	129

Balance sheets	31-03-21	Δ %	Δ % (1)	31-12-20
Cash, cash balances at central banks and other demand deposits	6,682	22.0	30.2	5,477
Financial assets designated at fair value	5,492	3.0	9.9	5,332
Of which: Loans and advances	434	4.7	11.7	415
Financial assets at amortized cost	44,633	(4.4)	2.0	46,705
Of which: Loans and advances to customers	36,859	(1.2)	5.5	37,295
Tangible assets	871	(3.3)	3.2	901
Other assets	1,197	2.3	9.2	1,170
Total assets/liabilities and equity	58,876	(1.2)	5.4	59,585
Financial liabilities held for trading and designated at fair value through profit or loss	2,062	(11.7)	(5.8)	2,336
Deposits from central banks and credit institutions	4,671	38.2	47.5	3,381
Deposits from customers	38,089	(3.2)	3.3	39,353
Debt certificates	4,243	5.1	12.2	4,037
Other liabilities	3,365	(21.9)	(16.7)	4,308
Regulatory capital allocated	6,446	4.5	11.5	6,170

Relevant business indicators	31-03-21	Δ %	Δ % (1)	31-12-20
Performing loans and advances to customers under management (2)	36,126	(1.4)	5.2	36,638
Non-performing loans	3,332	4.7	11.7	3,183
Customer deposits under management (2)	38,087	(3.2)	3.3	39,346
Off-balance sheet funds (3)	3,667	7.1	14.3	3,425
Risk-weighted assets	53,252	0.4	7.2	53,021
Efficiency ratio (%)	31.8			28.8
NPL ratio (%)	6.9			6.6
NPL coverage ratio (%)	78			80
Cost of risk (%)	1.34			2.13

(1)	Figures at constant exchange rate.
(2)	Excluding repos.
(3)	Includes mutual funds and pension funds.

37

Unless expressly stated otherwise, all comments below on rates of changes for both activity and income, will be presented at constant exchange rates. These rates, together with changes at current exchange rates, can be observed in the attached tables of the financial statements and relevant business indicators.

Activity

The most relevant aspects related to the area’s activity during the first quarter of 2021 were:

•

Lending activity (performing loans under management) increased by 5.2% year-to-date driven by a growth in Turkish lira loans (up 5.9%) which was supported by consumer loans, thanks to the strong origination in General Purpose Loans, but also by credit cards, mortgages at attractive yields and commercial loans. Foreign-currency loans (in U.S. dollars) contracted during the first quarter of 2021 (down 5.5%).

•	In terms of asset quality, the NPL ratio increased 31 basis points to 6.9% from December 2020 due to higher NPL entries. The NPL coverage ratio stood at 78% as of March 31, 2021.

•

Customer deposits under management (65% of total liabilities in the area as of March 31, 2021) remained as the main source of funding for the balance sheet and increased by 3.3% year-to-date. It is worth mentioning the positive performance of Turkish lira demand deposits (up 10.1%) year-to-date and now represent 27% of total Turkish lira customer deposits, as well as the off-balance sheet funds which grew by 14.3% during the same period. In-line with the sector trend, foreign currency deposits contracted (down 6.4% year-to-date). There was a slide from foreign currency to Turkish lira deposits due to the higher interest rate environment.

Results

Turkey generated a net attributable profit of €191m in the first quarter of 2021, 96.0% higher than the same period of the previous year. The most significant aspects of the year-on-year evolution in the income statement are the followings:

•	Net interest income declined (down 14.6%) mainly due to contraction in customer spreads and increasing funding costs despite higher loan volume and higher contribution from inflation-linked bonds.

•	Net fees and commissions grew significantly by 23.7% on a year-on-year basis mainly driven by the positive performance in brokerage and payment systems fees; particularly merchant fees.

•

NTI performed significantly well (up 148.5%), which contributed €126m in the first quarter of 2021. This is mainly due to the positive impact of the trading operations in foreign currencies, security trading gains and derivative transactions.

•	Other income increased by 47.8% compared to the same period of 2020, mainly due to the positive contribution of non-financial activities (renting activity).

•

Operating expenses increased by 13.1%, in line with the average inflation rate. This increase is also impacted by the depreciation of the Turkish Lira while on the other hand, there was a reduction in some discretionary expenses due to COVID-19. The efficiency ratio remained low (31.8%).

•

Impairment losses on financial assets decreased by 59.7% compared to the first quarter of 2020 which was affected by the outbreak of the pandemic. In the first quarter of 2021, lower provision requirements for some big tickets and good recovery of wholesale clients were registered. As a result of all the aforementioned, the cost of risk decreased to 1.34%.

•

The line provisions and other results closed the first quarter of 2021 with a profit of €35m, which was €-20m in the same period of previous year, mainly thanks to real estate sales gains and lower provisions for special funds and for contingent liabilities and commitments.

38

South America

Highlights

•	Lending activity influenced by the completion of the Plan Reactiva in Peru and lockdowns in the first quarter of 2021.

•	Reduction in higher-cost resources.

•	Favorable year-on-year evolution of recurrent income and NTI.

•	Net attributable profit year-on-year comparison influenced by the increase in the impairment on financial assets line in March 2020 due to the outbreak of the pandemic.

BUSINESS ACTIVITY (1) (YEAR-TO-DATE CHANGE)	NET INTEREST INCOME/ATAS (PERCENTAGE. CONSTANT EXCHANGE RATE)
(1) Excluding repos. It excludes the balances of BBVA Paraguay as of 31-12-2020.	General note: Excluding BBVA Paraguay

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)	NET ATTRIBUTABLE PROFIT (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)
(1) At current exchange rate: -20.3%. At constant exchange rate, excluding BBVA Paraguay in 1Q20: +3.4%.	(1) At current exchange rate: +48.6%. At constant exchange rate, excluding BBVA Paraguay in 1Q20: +150.2%.

39

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS

(MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1Q21	Δ %	Δ % (1)	Δ % (2)	1Q20
Net interest income	660	(13.5)	5.7	8.2	763
Net fees and commissions	120	0.8	21.9	25.0	119
Net trading income	74	(7.4)	15.3	18.0	80
Other operating income and expenses	(140)	39.8	53.0	55.5	(100)
Gross income	714	(17.2)	2.6	5.2	863
Operating expenses	(337)	(13.5)	5.0	7.2	(390)
Personnel expenses	(166)	(15.9)	3.6	6.1	(197)
Other administrative expenses	(137)	(7.7)	11.3	13.3	(148)
Depreciation	(34)	(21.8)	(9.7)	(7.8)	(44)
Operating income	377	(20.3)	0.6	3.4	473
Impairment on financial assets not measured at fair value through profit or loss	(159)	(50.0)	(41.0)	(40.2)	(319)
Provisions or reversal of provisions and other results	(16)	(9.7)	20.6	22.8	(18)
Profit/(loss) before tax	202	47.9	119.6	137.3	136
Income tax	(59)	101.1	212.2	223.7	(29)
Profit/(loss) for the year	143	33.3	95.6	113.7	107
Non-controlling interests	(39)	4.8	54.1	54.1	(37)
Net attributable profit/(loss)	104	48.6	117.7	150.2	70

Balance sheets	31-03-21	Δ %	Δ % (1)	Δ % (2)	31-12-20
Cash, cash balances at central banks and other demand deposits	6,795	(4.7)	(4.5)	3.0	7,127
Financial assets designated at fair value	7,433	1.4	3.3	3.3	7,329
Of which: Loans and advances	656	n.s.	n.s.	n.s.	108
Financial assets at amortized cost	36,381	(5.6)	(5.0)	(1.8)	38,549
Of which: Loans and advances to customers	32,443	(3.5)	(2.8)	0.7	33,615
Tangible assets	806	(0.3)	0.3	1.4	808
Other assets	1,750	7.8	9.3	11.5	1,624
Total assets/liabilities and equity	53,164	(4.1)	(3.4)	(0.1)	55,436
Financial liabilities held for trading and designated at fair value through profit or loss	1,223	(7.8)	(4.9)	(4.8)	1,326
Deposits from central banks and credit institutions	5,197	(3.4)	(3.7)	(3.5)	5,378
Deposits from customers	34,920	(5.3)	(4.5)	(0.3)	36,874
Debt certificates	3,234	(1.1)	(0.9)	(0.0)	3,269
Other liabilities	4,045	6.1	7.6	9.3	3,813
Regulatory capital allocated	4,547	(4.8)	(4.0)	(0.3)	4,776

Relevant business indicators	31-03-21	Δ %	Δ % (1)	Δ % (2)	31-12-20
Performing loans and advances to customers under management (3)	32,587	(3.4)	(2.6)	0.9	33,719
Non-performing loans	1,792	0.6	1.4	3.9	1,780
Customer deposits under management (4)	34,932	(5.3)	(4.5)	(0.3)	36,886
Off-balance sheet funds (5)	14,433	5.2	2.7	2.7	13,722
Risk-weighted assets	38,948	(2.2)	(1.2)	2.4	39,804
Efficiency ratio (%)	47.2				42.6
NPL ratio (%)	4.6				4.4
NPL coverage ratio (%)	109				110
Cost of risk (%)	1.81				2.36

(1)	Figures at constant exchange rates.
(2)	Figures at constant exchange rates excluding BBVA Paraguay.
(3)	Excluding repos.
(4)	Excluding repos and including specific marketable debt securities.
(5)	Includes mutual funds and pension funds.

40

SOUTH AMERICA. DATA PER COUNTRY

(MILLIONS OF EUROS)

	Operating income				Net attributable profit/(loss)
Country	1Q21	Δ %	Δ % (1)	1Q20	1Q21	Δ %	Δ % (1)	1Q20
Argentina	33	(64.1)	n.s.	92	6	(29.0)	n.s.	8
Colombia	145	3.4	13.6	140	48	n.s.	n.s.	8
Peru	162	(11.9)	3.5	183	28	(6.0)	10.5	30
Other countries (2)	38	(34.5)	(29.6)	58	22	(8.8)	2.5	24
Total	377	(20.3)	0.6	473	104	48.6	117.7	70

(1)	Figures at constant exchange rates.
(2)	Bolivia, Chile (Forum), Paraguay in 2020, Uruguay and Venezuela. Additionally, it includes eliminations and other charges.

SOUTH AMERICA. RELEVANT BUSINESS INDICATORS PER COUNTRY

(MILLIONS OF EUROS)

	Argentina		Colombia		Peru
	31-03-21	31-12-20	31-03-21	31-12-20	31-03-21	31-12-20
Performing loans and advances to customers under management (1)(2)	2,744	2,693	11,365	11,230	15,293	15,227
Non-performing loans and guarantees given (1)	66	50	670	651	953	911
Customer deposits under management (1)(3)	4,706	4,426	11,750	11,660	15,192	15,976
Off-balance sheet funds (1)(4)	1,327	928	1,131	1,506	2,326	2,163
Risk-weighted assets	5,727	5,685	12,609	13,096	16,676	15,845
Efficiency ratio (%)	76.0	53.6	35.8	35.2	38.4	37.7
NPL ratio (%)	2.3	1.8	5.2	5.2	4.8	4.5
NPL coverage ratio (%)	202	241	112	113	101	101
Cost of risk (%)	2.23	3.24	2.29	2.64	1.68	2.13

(1)	Figures at constant exchange rates.
(2)	Excluding repos.
(3)	Excluding repos and including specific marketable debt securities.
(4)	Includes mutual funds.

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rates. These rates, together with the changes at current exchange rates, can be found in the attached tables of the financial statements and relevant business indicators. The information for this business area includes BBVA Paraguay with regard to data on the results, activity, balance sheet and relevant business indicators for 2020, but does not include Paraguay for 2021, as the sale agreement materialized in January of that year. To facilitate an homogeneous comparison, the attached tables include a column at constant exchange rates that does not take BBVA Paraguay into account. All comments for this area also exclude BBVA Paraguay.

Activity and results

The most relevant aspects related to the area’s activity during the first quarter of 2021 were:

•

Lending activity (performing loans under management) showed an increase of 0.9% compared to December 2020, despite the outbreaks of COVID-19, which have resulted in lockdowns and mobility restrictions in some countries in the area; this comparison was also influenced by the summer seasonality. By portfolio, the wholesale portfolio recorded an increase of 0.6% and the retail portfolio closed with a growth of 1.2% compared to 2020.

•	In terms of asset quality, the non-performing loan ratio stood at 4.6%, presenting an increase compared to December 2020, while the NPL coverage ratio decreased to 109% in the same period.

•

Customer funds remained stable (up 0.5%) compared to the closing balance at the end of December 2020. Deposits from customers under management fell 0.3%. Off-balance sheet funds grew 2.7% between January and March 2021, with customer balances shifting from higher-cost transactional products toward off-balance sheet funds in search for increased profitability.

South America generated a cumulative net attributable profit of €104m between January and March 2021, representing a year-on-year increase of 150.2%, mainly due to the significant provision for impairment on financial assets in March 2020, as a result of the worsening macroeconomic scenario following the pandemic outbreak. The cumulative impact of inflation in Argentina on the area’s net attributable profit in March 2021 stood at a loss of €-43m, compared to a cumulative loss of €-34m at the close of March 2020.

41

The evolution throughout the first three months of 2021 for the business area’s most representative countries, Argentina, Colombia and Peru, is summarized below:

Argentina

•

Lending activity grew 1.9% from the end of December 2020, in spite of restrictions on mobility due to COVID-19 and on the holiday seasonality in January and February, especially in the business segment. In retail portfolios, growth in consumer finance was notable as a result of the promotion plans implemented. The NPL ratio stood at 2.3% and the NPL coverage ratio at 202% as of March 31, 2021.

•	Balance sheet funds continued to grow, albeit at more moderate rates than those recorded in 2020, while off-balance sheet funds increased by 43.0% year-to-date.

•

Net attributable profit stood at €6m, with recurrent income performing well, a greater contribution in NTI (net trading income) due to foreign exchange trading operations, as well as reduced impairment on financial assets, in a year-on-year comparison influenced by significant provisions in this regard following the outbreak of the pandemic in the first quarter of 2020, in addition to a higher inflation rate.

Colombia

•

Lending activity showed moderate growth compared to the end of 2020 (up 1.2%) thanks to the performance of wholesale portfolios (up 2.2%). In terms of asset quality, the NPL ratio and NPL coverage ratio stood at 5.2% and 112% respectively at the close of March 2021.

•

Deposits from customers under management increased by 0.8% in the quarter. Off-balance sheet funds closed 24.9% down in the quarter due to the volatility of investments made by institutional customers.

•

Net attributable profit stood at €48m, significantly above the €8m posted in March 2020, thanks to the strength of operating income, which increased by 13.6% due to higher recurring income and lower provisions for impairment on financial assets compared to the same period last year, when they increased significantly due to the pandemic outbreak.

Peru

•

Lending activity closed the quarter in line with the end of 2020 (up 0.4%), mainly due to the performance of mortgages and consumer finance. It is worth noting that corporate balances, despite the Plan Reactiva being completed in December 2020, remained stable in March (down 0.1%). In terms of asset quality, the NPL ratio stood at 4.8% as of March 31, 2021, while the NPL coverage ratio stood at 101%.

•	Deposits from customers under management fell 4.9% in the first three months of 2021, with a decrease in demand and term deposits. Off-balance sheet funds grew 7.5%.

•

Net interest income decreased between January and March 2021 compared to the same period last year, due to pressure on interest rates. Fees performed very well and grew 21.2%, due to activity with companies. Operating expenses remained under control, with a year-on-year decrease of 1.1%, which, together with the increase in gross income, represent a slight improvement in the efficiency ratio to 38.4%, at constant exchange rates. There was a year-on-year reduction in provisions for impairment on financial assets as a result of significant provisions made in March 2020 following the pandemic outbreak. As a result, net attributable profit stood at €28m, 10.5% higher than in the first quarter of 2020.

42

Rest of Business

Highlights

•	Slight increase in lending and a decrease in customers funds in the quarter.

•	NPL ratio contained.

•	Net interest income growth and good performance of NTI.

•	Reduction of operating expenses.

BUSINESS ACTIVITY (1) (YEAR-TO-DATE CHANGE)	NET INTEREST INCOME/ATAS (PERCENTAGE. CONSTANT EXCHANGE RATES)
(1) Excluding repos.

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)	NET ATTRIBUTABLE PROFIT (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)
(1) At current exchange rate: +20.2%.	(1) At current exchange rate: +10.8%.

43

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS

(MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1Q21	Δ %	Δ % (1)	1Q20
Net interest income	72	11.6	13.7	65
Net fees and commissions	73	(13.2)	(9.1)	84
Net trading income	65	29.5	32.0	50
Other operating income and expenses	8	(30.2)	(25.2)	12
Gross income	218	3.6	7.0	211
Operating expenses	(115)	(7.9)	(4.6)	(125)
Personnel expenses	(64)	(12.7)	(8.8)	(73)
Other administrative expenses	(46)	(0.1)	2.4	(46)
Depreciation	(5)	(9.5)	(8.1)	(5)
Operating income	103	20.2	23.7	86
Impairment on financial assets not measured at fair value through profit or loss	2	n.s.	n.s.	(9)
Provisions or reversal of provisions and other results	(12)	n.s.	n.s.	11
Profit/(loss) before tax	93	5.5	8.1	88
Income tax	(17)	(12.7)	(10.7)	(20)
Profit/(loss) for the year	75	10.8	13.6	68
Non-controlling interests	—	—	—	—
Net attributable profit/(loss)	75	10.8	13.6	68

Balance sheets	31-03-21	Δ %	Δ % (1)	31-12-20
Cash, cash balances at central banks and other demand deposits	5,509	(10.0)	(13.8)	6,121
Financial assets designated at fair value	2,145	45.9	41.6	1,470
Of which: Loans and advances	825	n.s.	n.s.	153
Financial assets at amortized cost	27,950	2.7	1.9	27,213
Of which: Loans and advances to customers	24,450	1.8	0.9	24,015
Inter-area positions	—	—	—	—
Tangible assets	73	(3.1)	(3.6)	75
Other assets	339	15.6	14.0	293
Total assets/liabilities and equity	36,015	2.4	0.8	35,172
Financial liabilities held for trading and designated at fair value through profit or loss	1,509	77.8	70.3	849
Deposits from central banks and credit institutions	1,553	(8.7)	(10.7)	1,700
Deposits from customers	6,764	(27.5)	(29.0)	9,333
Debt certificates	1,127	(25.4)	(26.0)	1,511
Inter-area positions	21,499	18.6	17.2	18,132
Other liabilities	563	(7.4)	(8.6)	608
Regulatory capital allocated	2,999	(1.3)	(2.6)	3,039

Relevant business indicators	31-03-21	Δ %	Δ % (1)	31-12-20
Performing loans and advances to customers under management (2)	24,446	1.7	0.7	24,038
Non-performing loans	331	2.1	1.7	324
Customer deposits under management (2)	6,764	(27.5)	(29.0)	9,333
Off-balance sheet funds (3)	530	(7.0)	(7.0)	569
Risk-weighted assets	28,436	16.9	15.6	24,331
Efficiency ratio (%)	52.6			55.6
NPL ratio (%)	1.0			1.0
NPL coverage ratio (%)	101			109
Cost of risk (%)	(0.03)			0.30

(1)	Figures at constant exchange rates.
(2)	Excluding repos.
(3)	Includes pension funds.

44

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and results, will be given at constant exchange rate. These rates, together with changes at current exchange rates, can be found in the attached tables of financial statements and relevant business indicators.

Activity and results

The most relevant aspects of the activity and results of the Rest of Business of the BBVA Group during the first quarter of 2021 were:

•	Lending activity (performing loans under management) increased slightly during the first quarter of the year (up 0.7%).

•	Regarding credit risk indicators, the NPL ratio stood at 1.0%, remaining stable with respect to December 2020, and the NPL coverage ratio decreased to 101%.

•	Customer deposits under management fell by 29.0%, mainly due to a decrease in deposits from wholesale customers in Europe, excluding Spain, and the New York branch.

•	In terms of results, net interest income increased 13.7% compared to the same period last year mainly due to the evolution of the branches located in Asia.

•	The NTI line increased (up 32.0% year-on-year) on the back of the excellent performance of customer activity.

•	Reduction of operating expenses (down 4.6% year-on-year) as a result of the active management of personnel costs and the focus on the implementation of control measures.

•	The line of impairment on financial assets closed at €2m, which compares positively with the €-9m recorded twelve months earlier.

•	The provisions and other results line stood at €-12m, mainly due to allowances for risks and contingent commitments.

•	As a result, the area’s cumulative net attributable profit at the end of March 2021 was €75m (up 13.6% year-on-year).

45

Corporate Center

FINANCIAL STATEMENTS

(MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1Q21	Δ %	1Q20
Net interest income	(44)	(6.8)	(47)
Net fees and commissions	(3)	(66.2)	(9)
Net trading income	46	(77.7)	208
Other operating income and expenses	(18)	(29.4)	(25)
Gross income	(18)	n.s.	127
Operating expenses	(212)	0.6	(211)
Personnel expenses	(129)	10.8	(117)
Other administrative expenses	(36)	(23.3)	(46)
Depreciation	(47)	(1.1)	(48)
Operating income	(230)	176.3	(83)
Impairment on financial assets not measured at fair value through profit or loss	(0)	(98.0)	(0)
Provisions or reversal of provisions and other results	9	n.s.	(25)
Profit/(loss) before tax	(221)	105.0	(108)
Income tax	11	(64.8)	31
Profit/(loss) after tax from continued operations	(211)	173.1	(77)
Profit/(loss) after tax from discontinued operations (1)	177	n.s.	(2,224)
Profit/(loss) for the year	(34)	(98.5)	(2,301)
Non-controlling interests	(1)	132.9	(0)
Net attributable profit/(loss)	(34)	(98.5)	(2,301)
Of which:
Discontinued operations	177	n.s.	(2,224)
Net attributable profit excluding discontinued operations	(211)	172.9	(77)

(1)	Including the results generated by BBVA USA and the rest of the Group’s companies in the United States included in the sale agreement signed with PNC.

Balance sheets	31-03-21	Δ %	31-12-20
Cash, cash balances at central banks and other demand deposits	923	5.6	874
Financial assets designated at fair value	1,680	14.7	1,464
Of which: Loans and advances	—	—	—
Financial assets at amortized cost	1,782	3.8	1,718
Of which: Loans and advances to customers	669	32.5	505
Inter-area positions	—	—	—
Tangible assets	2,039	(1.2)	2,063
Other assets	102,929	3.7	99,298
Total assets/liabilities and equity	109,353	3.7	105,416
Financial liabilities held for trading and designated at fair value through profit or loss	60	(16.0)	72
Deposits from central banks and credit institutions	859	1.6	845
Deposits from customers	177	(51.3)	363
Debt certificates	3,383	(22.1)	4,344
Inter-area positions	496	n.s.	64
Other liabilities	87,418	4.4	83,707
Regulatory capital allocated	(33,751)	(0.7)	(33,998)
Total equity	50,711	1.4	50,020

46

The Corporate Center recorded a cumulative net attributable loss of €34m in the first quarter of 2021, compared with the €2,301m loss in the same period last year, due to the €2,084m goodwill impairment in the United States in the first quarter of 2020, which was mainly caused by the negative impact of the macroeconomic scenario adjustment as a consequence of the COVID-19 pandemic.

The profit/(loss) after tax from discontinued operations line includes the results generated by the Group businesses in the United States included in the agreement with PNC, which at the end of March 2021 amounted to €177m, while the result at the end of March, 2020 stood at €-2,224m, including the aforementioned goodwill impairment.

Apart from the above, the most relevant year-on-year aspect in the first quarter of 2021 is the lower NTI contribution (down 77.7% year-on-year) mainly due to gains in foreign-exchange rate hedging in 2020.

47

Other information: Corporate & Investment Banking

Highlights

•	Lending activity balances at pre-pandemic levels and reduced customer funds.

•	Excellent evolution of NTIs and efficiency.

•	Leadership position in green and sustainable loans.

•	Net attributable profit favored by double-digit growth in all margins and the significant reduction in the impairment on financial assets line.

BUSINESS ACTIVITY (1) (YEAR-TO-DATE-CHANGE)	GROSS INCOME/ATAS (PERCENTAGE. CONSTANT EXCHANGE RATES)
(1) Excluding repos.

OPERATING INCOME (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)	NET ATTRIBUTABLE PROFIT (MILLIONS OF EUROS AT CONSTANT EXCHANGE RATES)
(1) At current exchange rates: +34.7%.	(1) At current exchange rates: +99.4%.

48

FINANCIAL STATEMENTS AND RELEVANT BUSINESS INDICATORS

(MILLIONS OF EUROS AND PERCENTAGE)

Income statement	1Q21	Δ %	Δ % (1)	1Q20
Net interest income	381	6.6	20.7	358
Net fees and commissions	192	4.2	15.3	184
Net trading income	273	58.8	80.5	172
Other operating income and expenses	(11)	(7.5)	9.4	(12)
Gross income	835	19.0	33.9	702
Operating expenses	(232)	(8.8)	(2.7)	(254)
Personnel expenses	(106)	(11.5)	(7.1)	(120)
Other administrative expenses	(98)	(5.8)	3.9	(104)
Depreciation	(27)	(8.5)	(6.7)	(30)
Operating income	604	34.7	56.4	448
Impairment on financial assets not measured at fair value through profit or loss	(43)	(79.3)	(73.8)	(207)
Provisions or reversal of provisions and other results	(22)	n.s.	n.s.	7
Profit/(loss) before tax	539	116.7	133.8	249
Income tax	(138)	120.8	138.3	(63)
Profit/(loss) for the year	401	115.3	132.3	186
Non-controlling interests	(78)	221.3	265.9	(24)
Net attributable profit/(loss)	323	99.4	113.5	162

(1)	Figures at constant exchange rates.

Balance sheets	31-03-21	Δ %	Δ % (1)	31-12-20
Cash, cash balances at central banks and other demand deposits	4,757	(36.5)	(38.7)	7,491
Financial assets designated at fair value	105,244	(4.5)	(4.6)	110,217
Of which: Loans and advances	34,706	11.3	11.4	31,183
Financial assets at amortized cost	68,970	(2.9)	(2.7)	71,031
Of which: Loans and advances to customers	58,027	(2.0)	(1.8)	59,225
Inter-area positions	—	—	—	—
Tangible assets	45	(8.9)	(9.2)	50
Other assets	1,215	44.1	46.1	843
Total assets/liabilities and equity	180,230	(5.0)	(5.1)	189,632
Financial liabilities held for trading and designated at fair value through profit or loss	83,852	(4.2)	(4.4)	87,508
Deposits from central banks and credit institutions	14,230	(10.8)	(11.0)	15,958
Deposits from customers	36,489	(15.1)	(15.2)	42,966
Debt certificates	2,194	4.7	5.4	2,096
Inter-area positions	33,169	9.8	9.9	30,218
Other liabilities	1,579	(25.5)	(27.0)	2,121
Regulatory capital allocated	8,717	(0.6)	(0.0)	8,766

(1)	Figures at constant exchange rates.

Relevant business indicators	31-03-21	Δ %	Δ % (1)	31-12-20
Performing loans and advances to customers under management (2)	57,737	0.1	0.3	57,704
Non-performing loans	1,333	4.6	10.0	1,275
Customer deposits under management (2)	35,881	(15.2)	(15.4)	42,313
Off-balance sheet funds (3)	1,097	6.5	9.2	1,030
Efficiency ratio (%)	27.7			31.4

(1)	Figures at constant exchange rates.
(2)	Excluding repos.
(3)	Includes mutual funds and other off-balance sheet funds.

49

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and profit and loss, will be given at constant exchange rates. These rates, together with the changes at current exchange rates, can be found in the attached tables of the financial statements and relevant business indicators.

Activity

The most relevant aspects related to the area’s activity during the first quarter of 2021 were:

•

Lending activity (performing loans under management) stood at pre-pandemic levels and increased 0.3% compared to the end of December 2020. By geographical areas, Europe (excluding Spain), Turkey, Asia and Mexico showed positive performance in the quarter.

•	Customer funds fell in all geographic areas, resulting in a 14.8% drop in balances for CIB as a whole in the first three months of 2021.

During the first quarter of 2021, and within the strategic priority of “helping our customers transition towards a sustainable future,” it is worth noting that BBVA CIB has participated in a total of 59 operations, 15 in the area of bond intermediation and 44 in the area of sustainable financing. Among the latter, it is worth highlighting 3 project finance and 14 corporate financing operations linked to achieving certain environmental and social indicators (KPI-linked) and/or linked to the ESG (Environmental, Social and Governance: rating ESG-linked).

Results

CIB generated a net attributable profit of €323m in the first quarter of 2021, up 113.5% from the previous year, thanks to revenue growth in all geographic areas, cost control and lower provisions for impairment on financial assets, which increased significantly in March 2020, mainly due to the worsening macroeconomic scenario resulting from COVID-19. The most relevant aspects of the year-on-year changes in the income statement for Corporate & Investment Banking are summarized below:

•

Net interest income sustained double-digit growth (up 20.7%) due to the performance of lending activity, with higher volumes and an improvement in profitability per transaction due to the sales effort.

•

Double-digit growth was also observed in net fees and commissions (up 15.3%), mainly due to the performance of Global Markets and transactional banking. By geographic areas, all saw positive performance, excluding Rest of Business.

•	NTI showed excellent performance, in a year-on-year comparison that benefited from market turbulence due to the pandemic outbreak.

•

The efficiency ratio improved to 27.7%, due to both the growth of gross income (up 33.9%) and the good performance of operating expenses, which fell 2.7%, thanks to the active management of personnel costs and the focus on the implementation of discretionary cost control.

•

Provisions for impairment on financial assets were significantly lower than those made in the same period last year, mainly due to the provisions relating to COVID-19 made in the first quarter of 2020.

50

Alternative Performance Measures (APMs)

BBVA presents its results in accordance with the International Financial Reporting Standards (EU-IFRS). However, it also considers that some Alternative Performance Measures (hereinafter APMs) provide useful additional financial information that should be taken into account when evaluating performance. These APMs are also used when making financial, operational and planning decisions within the Entity. The Group firmly believes that they give a true and fair view of its financial information. These APMs are generally used in the financial sector as indicators for monitoring the assets, liabilities and economic and financial situation of entities.

BBVA Group’s APMs are given below. They are presented in accordance with the European Securities and Markets Authority (ESMA) guidelines, published on October 5, 2015 (ESMA/2015/1415en) as well as the statement published by the ESMA on May 20, 2020 (ESMA 32-63-972), about implications of the COVID-19 outbreak on the half-yearly financial reports. The guidelines mentioned before are aimed at promoting the usefulness and transparency of APMs included in prospectuses or regulated information in order to protect investors in the European Union. In accordance with the indications given in the guidelines, BBVA Group’s APMs:

•	Include clear and readable definitions of the APMs.

•

Disclose the reconciliations to the most directly reconcilable line item, subtotal or total presented in the financial statements of the corresponding period, separately identifying and explaining the material reconciling items).

•

Are standard measures generally used in the financial industry, so their use provides comparability in the analysis of performance between issuers. Do not have greater preponderance than measures directly stemming from financial statements.

•	Are accompanied by comparatives for previous periods.

•	Are consistent over time.

Constant exchange rates

When comparing two dates or periods in this management report, the impact of changes in the exchange rates against the euro of the currencies of the countries in which BBVA operates is sometimes excluded, assuming that exchange rates remain constant. This is done for the amounts in the income statement by using the average exchange rate against the euro in the most recent period for each currency of the geographical areas in which the Group operates, and applying it to both periods; for amounts in the balance sheet and activity, the closing exchange rates in the most recent period are used.

Profit/ (loss) for the year

Explanation of the formula: The profit/(loss) for the year is the profit/(loss) for the year from the Group’s consolidated income statement, which comprises the profit/(loss) after tax from continued operations and the profit/(loss) after tax from discontinued operations or, where applicable, the estimated gain of BBVA USA and the rest of Group’s companies in the United States included in the sale agreement signed with PNC.

Relevance of its use: This measure is commonly used, not only in the banking sectors, for homogeneous comparison purposes.

Profit/(loss) for the period

			Jan.-Mar.2021	Jan.-Dec.2020	Jan.-Mar.2020
(Millions of euros)	+	Annualized profit/(loss) after tax from continued operations	5,149	3,789	2,426
(Millions of euros)	+	Annualized profit/(loss) after tax from discontinued operations	—	(1,729)	(2,646)
(Millions of euros)	+	Estimated profit/(loss) from BBVA USA	280	—	—
	=	Profit/(loss) for the period	5,429	2,060	(220)

51

Adjusted profit/ (loss) for the year

Explanation of the formula: The adjusted profit/(loss) for the year is the profit/(loss) from continued operations for the year from the Group’s consolidated income statement, excluding those extraordinary items that, for management purposes, are defined at any given moment.

Relevance of its use: This measure is commonly used, not only in the banking sector, for homogeneous comparison purposes.

Adjusted profit/(loss) for the period
			Jan.-Mar.2021	Jan.-Dec.2020	Jan.-Mar.2020
(Millions of euros)	+	Annualized profit/(loss) after tax from continued operations	5,149	3,789	2,426
(Millions of euros)	-	Net capital gains from the bancassurance transaction	—	304	—
	=	Adjusted profit/(loss) for the period	5,149	3,485	2,426

Net attributable profit

Explanation of the formula: The net attributable profit is the net attributable profit of the Group’s consolidated income statement from continued operations and the profit/(loss) after tax from discontinued operations or, where applicable, the estimated gain of BBVA and the rest of Group’s companies in the United States included in the sale agreement signed with PNC.

Relevance of its use: This measure is commonly used, not only in the banking sector, for homogeneous comparison purposes.

Net attributable profit/(loss)

			Jan.-Mar.2021	Jan.-Dec.2020	Jan.-Mar.2020
(Millions of euros)	+	Annualized net attributable profit/(loss) from continued operations	4,188	3,033	1,735
(Millions of euros)	+	Annualized profit/(loss) after tax from discontinued operations	—	(1,729)	(2,646)
(Millions of euros)	+	Estimated profit/(loss) from BBVA USA	280	—	—
	=	Net attributable profit/(loss)	4,468	1,305	(911)

Adjusted net attributable profit

Explanation of the formula: The adjusted net attributable profit is the net attributable profit of the Group’s consolidated income statement from continued operations excluding those extraordinary items that, for management purposes are defined at any given moment.

Relevance of its use: This measure is commonly used, not only in the banking sector, for comparison purposes.

Adjusted net attributable profit/(loss)
			Jan.-Mar.2021	Jan.-Dec.2020	Jan.-Mar.2020
(Millions of euros)	+	Annualized net attributable profit/(loss) from continued operations	4,188	3,033	1,735
(Millions of euros)	-	Net capital gains from the bancassurance transaction	—	304	—
	=	Adjusted net attributable profit/(loss)	4,188	2,729	1,735

Book value per share

The book value per share determines the value of a company on its books for each share held by shareholders. It is calculated as follows:

Shareholders’ funds + Accumulated other comprehensive income
Number of shares outstanding – Treasury shares

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Explanation of the formula: The figures for both ‘’shareholders’ funds’’ and ‘’accumulated other comprehensive income’’ are taken from the balance sheet. Shareholders’ funds are adjusted to take into account the execution of the “dividend-option” at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group´s results. The denominator includes the final number of outstanding shares excluding own shares (treasury shares). The denominator is also adjusted to include the capital increase resulting from the execution of the “dividend options” explained above. Both the numerator and the denominator take into account period-end balances.

Relevance of its use: It shows the company’s book value for each share issued. It is a generally used ratio, not only in the banking sector but also in others.

Book value per share
			31-03-21	31-12-20	31-03-20
Numerator (Millions of euros)	+	Shareholders’ funds	60,033	58,904	55,990
	+	Dividend-option adjustment	—	—	—
	+	Accumulated other comprehensive income	(14,718)	(14,356)	(12,805)
Denominator (Millions of shares)	+	Number of shares outstanding	6,668	6,668	6,668
	+	Dividend-option	—	—	—
	-	Treasury shares	8	14	11
=		Book value per share	6.80	6.70	6.49

Tangible book value per share

The tangible book value per share determines the value of the company on its books for each share held by shareholders in the event of liquidation. It is calculated as follows:

Shareholders’ funds + Accumulated other comprehensive income – Intangible assets

Number of shares outstanding – Treasury shares

Explanation of the formula: The figures for “shareholders’ funds”, “accumulated other comprehensive income” and “intangible assets” are all taken from the balance sheet. Shareholders’ funds are adjusted to take into account the execution of the “dividend-option” at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group´s results. The denominator includes the final number of shares outstanding excluding own shares (treasury shares). The denominator is also adjusted to include the result of the capital increase resulting from the execution of the “dividend options” explained above. Both the numerator and the denominator take into account period-end balances.

Relevance of its use: It shows the company’s book value for each share issued, after deducting intangible assets. It is a generally used ratio, not only in the banking sector but also in others.

Tangible book value per share
			31-03-21	31-12-20	31-03-20
Numerator (Millions of euros)	+	Shareholders’ funds	60,033	58,904	55,990
	+	Dividend-option adjustment	—	—	—
	+	Accumulated other comprehensive income	(14,718)	(14,356)	(12,805)
	-	Intangible assets	2,297	2,345	2,518
	-	Intangible assets from BBVA USA and BBVA Paraguay (1)	2,032	1,952	2,188
Denominator (Millions of shares)	+	Number of shares outstanding	6,668	6,668	6,668
	+	Dividend-option	—	—	—
	-	Treasury shares	8	14	11
=		Tangible book value per share	6.15	6.05	5.78

(1)	BBVA Paraguay includes €4m as of 31-12-20 and 31-03-20.

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Dividend yield

This is the remuneration given to the shareholders in the last twelve calendar months, divided by the closing price for the period. It is calculated as follows:

SDividend per share over the last twelve months

Closing price

Explanation of the formula: The remuneration per share takes into account the gross amounts per share paid out over the last twelve months, both in cash and through the flexible remuneration system called “dividend option”.

Relevance of its use: This ratio is generally used by analysts, shareholders and investors for companies that are traded on the stock market. It compares the dividend paid out by a company every year with its market price at a specific date.

Dividend yield

		31-03-21	31-12-20	31-03-20
Numerator (Euros)	S Dividends	0.16	0.16	0.26
Denominator (Euros)	Closing price	4.43	4.04	2.92
=	Dividend yield	3.6%	4.0%	8.9%

Earning per share

The earning per share is calculated in accordance to the criteria established in the IAS 33 “Earnings per share”.

Earnings/(losses) per share

			Jan.-Mar.2021	Jan.-Dec.2020	Jan.-Mar.2020
Numerator (millions of euros)	+	Net attributable profit/(loss)	1.210	1.305	(1.792)
	+	Remuneration related to the Additional Tier 1 securities	100	387	113
	=	Net attributable profit/(loss) ex.CoCos remuneration	1.109	917	(1.906)
Denominator (millions)	+	Average number of shares	6.668	6.668	6.668
	-	Average treasury shares of the period	11	13	11
=		Earnings/(losses) per share (euros)	0,17	0,14	(0,29)

In addition, for management purposes, below is the earning per share excluding both the profit/(loss) after tax from discontinued operations, i.e., the results from BBVA USA and the rest of Group’s companies in the United States included in the sale agreement signed with PNC, for the three periods disclosed, and the net capital gain from the bancassurance operation with Allianz registered in the fourth quarter of 2020 financial year.

Adjusted earnings/(losses) per share

			Jan.-Mar.2021	Jan.-Dec.2020	Jan.-Mar.2020
Numerator (millions of euros)		Net attributable profit/(loss) ex. CoCos remuneration	1.109	917	(1.906)
	-	Discontinued operations	177	(1.729)	(2.224)
	-	Corporate operations	—	304	—
	=	Net Attributable profit ex.CoCos, discontinued and corporate operations	932	2.342	318
Denominator (millions)	+	Average number of shares	6.668	6.668	6.668
	-	Average treasury shares of the period	11	13	11
=		Adjuted earnings/(losses) per share (euros)	0,14	0,35	0,05

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Non-performing loan (NPL) ratio

It is the ratio between the risks classified for accounting purposes as non-performing loans and the total credit risk balance, both excluding the balances from BBVA USA and the rest of the Group´s companies in the United States included in the sale agreement signed with PNC. It is calculated as follows:

Non – performing loans
Total credit risk

Explanation of the formula: non-performing loans and the credit risk balance are gross, meaning they are not adjusted by associated accounting provisions.

Non-performing loans are calculated as the sum of “loans and advances at amortized cost” and the “contingent risk” in stage 34 and the following counterparties:

•	other financial entities

•	public sector

•	non-financial institutions

•	households

The credit risk balance is calculated as the sum of “loans and advances at amortized cost” and “contingent risk” in stage 1 + stage 2 + stage 3 of the previous counterparts.

This indicator is shown, as others, at a business area level.

Relevance of its use: This is one of the main indicators used in the banking sector to monitor the current situation and changes in credit risk quality, and specifically the relationship between risks classified in the accounts as non-performing loans and the total balance of credit risk, with respect to customers and contingent liabilities.

Non-Performing Loans (NPLs) ratio

		31-03-21	31-12-20	31-03-20
Numerator (Millions of euros)	NPLs	15,613	15,451	15,290
Denominator (Millions of euros)	Credit Risk	365,292	366,883	379,645
=	Non-Performing Loans (NPLs) ratio	4.3%	4.2%	4.0%

NPL coverage ratio

This ratio reflects the degree to which the impairment of non-performing loans has been covered in the accounts via allowances, excluding assets from BBVA USA and the rest of the Group´s companies in the United States included in the sale agreement signed with PNC. It is calculated as follows:

Provisions
Non – performing loans

Explanation of the formula: It is calculated as “Provisions” from stage 1 + stage 2 + stage 3, divided by non-performing loans, formed by “credit risk” from stage 3.

This indicator is shown, as others, at a business area level.

[4]

IFRS 9 classifies financial instruments into three stages, which depend on the evolution of their credit risk from the moment of initial recognition. The stage 1 includes operations when they are initially recognized, stage 2 comprises operations for which a significant increase in credit risk has been identified since their initial recognition and,stage 3, impaired operations.

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Relevance of its use: This is one of the main indicators used in the banking sector to monitor the situation and changes in the quality of credit risk, reflecting the degree to which the impairment of non-performing loans has been covered in the accounts via value adjustments.

NPL coverage ratio

		31-03-21	31-12-20	31-03-20
Numerator (Millions of euros)	Provisions	12,612	12,595	12,720
Denominator (Millions of euros)	NPLs	15,613	15,451	15,290
=	NPL coverage ratio	81%	82%	83%

Cost of risk

This ratio indicates the current situation and changes in credit-risk quality through the annual cost in terms of impairment losses (accounting loan-loss provisions,) of each unit of loans and advances to customers (gross). It excludes the risk attributable to BBVA USA and the rest of the Group´s companies in the United States included in the sale agreement signed with PNC. It is calculated as follows:

Annualized loan – loss provisions
Average loans to customers (gross)

Explanation of the formula: ‘’Loans to customers (gross)’’ refers to the “loans and advances at amortized cost” portfolios with the following counterparts:

•	other financial entities

•	public sector

•	non-financial institutions

•	households, excluding central banks and other credit institutions

Average loans to customers (gross) is calculated by using the average of the period-end balances of each month of the period analyzed plus the previous month. ‘’Annualized loan-loss provisions’’ are calculated by accumulating and annualizing the loan-loss provisions of each month of the period under analysis.

Loan-loss provisions refer to the aforementioned loans and advances at amortized cost portfolios.

This indicator is shown, as others, at a business area level.

Relevance of its use: This is one of the main indicators used in the banking sector to monitor the situation and changes in the quality of credit risk through the cost over the year.

Cost of risk

		Jan.-Mar.2021	Jan.-Dec.2020	Jan.-Mar.2020
Numerator (Millions of euros)	Annualized loan-loss provisions	3,782	5,160	8,540
Denominator (Millions of euros)	Average loans to customers (gross)	322,423	332,096	336,657
=	Cost of risk	1.17%	1.55%	2.54%

Efficiency ratio

This measures the percentage of gross income consumed by an entity’s operating expenses. It is calculated as follows:

Operating expenses
Gross income

Explanation of the formula: Both ‘’operating expenses’’ and ‘’gross income’’ are taken from the Group’s consolidated income statement. Operating expenses are the sum of the administration costs (personnel expenses plus other administrative expenses) plus depreciation. Gross income is the sum of net interest income, net fees and commissions, net trading income dividend income, share of profit or loss of entities accounted for using the equity method, and other operating income and expenses. For a more detailed calculation of this ratio, the graphs on the “Results” section of this report should be consulted, one of them with calculations with figures at current exchange rates and another with the data at constant exchange rates.

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Relevance of its use: This ratio is generally used in the banking sector. In addition, it is an indicator from one of the six Strategic Priorities of the Group.

Efficiency ratio

		Jan.-Mar.2021	Jan.-Dec.2020	Jan.-Mar.2020
Numerator (Millions of euros)	Operating expenses	2,304	9,088	2,477
Denominator (Millions of euros)	Gross income	5,155	20,166	5,778
=	Efficiency ratio	44.7%	45.1%	42.9%

ROE

The ROE (return on equity) ratio measures the return obtained on an entity’s shareholders’ funds plus accumulated other comprehensive income. It is calculated as follows:

Annualized net attributable profit
Average shareholders’funds + Average accumulated other comprehensive income

Explanation of the formula: The numerator is the net attributable profit previously defined in these alternative performance measures, If the metric is presented on a date before the close of the fiscal year, the numerator will be annualized. ‘Average shareholders’ funds are the weighted moving average of the shareholders’ funds at the end of each month of the period analyzed, adjusted to take into account the execution of the “dividend-option” at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group´s results.

Average accumulated other comprehensive income is the moving weighted average of accumulated other comprehensive income, which is part of the equity on the Entity’s balance sheet and is calculated in the same way as average shareholders’ funds (above).

Relevance of its use: This ratio is very commonly used not only in the banking sector but also in other sectors to measure the return obtained on shareholders’ funds.

ROE

			Jan.-Mar.2021	Jan.-Dec.2020	Jan.-Mar.2020
Numerator (Millions of euros)		Annualized net attributable profit/(loss)	4,468	1,305	(911)
Denominator (Millions of euros)	+	Average shareholder’s funds	59,479	57,626	58,833
	+	Average accumulated other comprehensive income	(14,598)	(12,858)	(10,494)
=		ROE	10.0%	2.9%	(1.9%)

Adjusted ROE

The adjusted ROE (return on equity) ratio measures the return obtained on an entity’s shareholders’ funds plus accumulated other comprehensive income. It is calculated as follows:

Annualized adjusted net attributable profit
Average shareholders’funds + Average accumulated other comprehensive income

Explanation of the formula: The numerator is the adjusted net attributable profit previously defined in these alternative performance measures. If the metric is presented on a date before the close of the fiscal year, the numerator will be annualized.

Average shareholders’ funds are the weighted moving average of the shareholders’ funds at the end of each month of the period analyzed, adjusted to take into account the execution of the “dividend-option” at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group´s results.

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Average accumulated other comprehensive income is the moving weighted average of accumulated other comprehensive income, which is part of the equity on the Entity’s balance sheet and is calculated in the same way as average shareholders’ funds (above).

Relevance of its use: This ratio is very commonly used not only in the banking sector but also in other sectors to measure the return obtained on shareholders’ funds.

Adjusted ROE

			Jan.-Mar.2021	Jan.-Dec.2020	Jan.-Mar.2020
Numerator (Millions of euros)		Adjusted net attributable profit/(loss)	4,188	2,729	1,735
Denominator (Millions of euros)	+	Average shareholder’s funds	59,479	57,626	58,833
	+	Average accumulated other comprehensive income	(14,598)	(12,858)	(10,494)
	=	Adjusted ROE	9.3%	6.1%	3.6%

ROTE

The ROTE (return on tangible equity) ratio measures the return on an entity’s shareholders’ funds, plus accumulated other comprehensive income, and excluding intangible assets. It is calculated as follows:

Annualized net attributable profit
Average shareholders’funds + Average accumulated other comprehensive income – Average intangible assets

Explanation of the formula: The numerator (annualized net attributable profit) and the items in the denominator “average intangible assets” and “average accumulated other comprehensive income” are the same items and are calculated in the same way as explained for ROE.

Average intangible assets are the intangible assets on the balance sheet, including goodwill and other intangible assets. The average balance is calculated in the same way as explained for shareholders’ funds in ROE.

Relevance of its use: This metric is generally used not only in the banking sector but also in other sectors to measure the return obtained on shareholders’ funds, not including intangible assets.

ROTE

			Jan.-Mar.2021	Jan.-Dec.2020	Jan.-Mar.2020
Numerator (Millions of euros)		Annualized net attributable profit/(loss)	4,468	1,305	(911)
Denominator (Millions of euros)	+	Average shareholder’s funds	59,479	57,626	58,833
	+	Average accumulated other comprehensive income	(14,598)	(12,858)	(10,494)
	-	Average intangible assets	2,303	2,480	2,700
	-	Average intangible assets from BBVA USA and BBVA Paraguay (1)	1,977	2,528	3,892
=		ROTE	11.0%	3.3%	(2.2%)

(1)	BBVA Paraguay includes 4 millions of euros as of January-December 2020 and January-March 2020.

Adjusted ROTE

The adjusted ROTE (return on tangible equity) ratio measures the return on an entity’s shareholders’ funds, plus accumulated other comprehensive income, and excluding intangible assets. It is calculated as follows:

Annualized adjusted net attributable profit
Average shareholders’funds + Average accumulated other comprehensive income – Average intangible assets

Explanation of the formula: The numerator is the adjusted net attributable profit previously defined in these alternative performance measures. If the metric is presented on a date before the close of the fiscal year, the numerator will be annualized.

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Average intangible assets are the intangible assets on the balance sheet, excluding the assets from BBVA USA and the rest of Group’s companies in the United States included in the sale agreement signed with PNC. The average balance is calculated in the same way as explained for shareholders’ funds in ROE.

Relevance of its use: This metric is generally used not only in the banking sector but also in other sectors to measure the return obtained on shareholders’ funds, not including intangible assets.

Adjusted ROTE

			Jan.-Mar.2021	Jan.-Dec.2020	Jan.-Mar.2020
Numerator (Millions of euros)		Adjusted net attributable profit/(loss)	4,188	2,729	1,735
Denominator (Millions of euros)	+	Average shareholder’s funds	59,479	57,626	58,833
	+	Average accumulated other comprehensive income	(14,598)	(12,858)	(10,494)
	-	Average intangible assets	2,303	2,480	2,700
	-	Average intangible assets from BBVA Paraguay	—	4	4
	=	Adjusted ROTE	9.8%	6.5%	3.8%

ROA

The ROA (return on assets) ratio measures the return obtained on an entity’s assets. It is calculated as follows:

Annualized profit/(loss) for the year

Average total assets

Explanation of the formula: The numerator is the profit/(loss) for the year, previously defined in these alternative performance measures If the metric is presented on a date before the close of the fiscal year, the numerator must be annualized.

Average total assets are taken from the Group’s consolidated balance sheet. The average balance is calculated as explained for average shareholders’ funds in the ROE.

Relevance of its use: This ratio is generally used not only in the banking sector but also in other sectors to measure the return obtained on assets.

ROA

		Jan.-Mar.2021	Jan.-Dec.2020	Jan.-Mar.2020
Numerator (Millions of euros)	Annualized profit/(loss) for the year	5,429	2,060	(220)
Denominator (Millions of euros)	Average total assets	717,575	729,833	713,097
=	ROA	0.76%	0.28%	(0.03%)

Adjusted ROA

The adjusted ROA (return on assets) ratio measures the return obtained on an entity’s assets. It is calculated as follows:

Annualized adjusted profit/(loss) for the year

Average total assets

Explanation of the formula: The numerator is the annualized adjusted profit/(loss) for the year previously defined in these alternative performance measures. If the metric is presented on a date before the close of the fiscal year, the numerator will be annualized.

Average total assets are taken from the Group’s consolidated balance sheets, excluding the assets from BBVA and the rest of Group’s companies in the United States included in the sale agreement signed with PNC. The average balance is calculated as the moving weighted average of the total assets of the Group’s consolidated balance sheet at the end of each month of the period under analysis.

Relevance of its use: This ratio is generally used not only in the banking sector but also in other sectors to measure the return obtained on assets.

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Adjusted ROA

			Jan.-Mar.2021	Jan.-Dec.2020	Jan.-Mar.2020
Numerator (Millions of euros)		Adjusted profit/(loss) for the year	5,149	3,485	2,426
Denominator (Millions of euros)		Average total assets	633,162	642,762	628,268
	=	Adjusted ROA	0.81%	0.54%	0.39%

RORWA

The RORWA (return on risk-weighted assets) ratio measures the accounting return obtained on average risk-weighted assets. It is calculated as follows:

Annualized profit/(loss) for the year

Average risk — weighted assets

Explanation of the formula: The numerator is the profit/(loss) for the year previously defined in these alternative performance measures. If the metric is presented on a date before the close of the fiscal year, the numerator will be annualized.

Average risk-weighted assets (RWA) are the moving weighted average of the risk-weighted assets at the end of each month of the period under analysis.

Relevance of its use: This ratio is generally used in the banking sector to measure the return obtained on RWA.

RORWA

		Jan.-Mar.2021	Jan.-Dec.2020	Jan.-Mar.2020
Numerator (Millions of euros)	Annualized profit/(loss) for the year	5,429	2,060	(220)
Denominator (Millions of euros)	Average RWA	351,727	358,674	369,281
=	RORWA	1.54%	0.57%	(0.06%	)

Adjusted RORWA

The adjusted RORWA (return on risk-weighted assets) ratio measures the return obtained on an entity’s assets. It is calculated as follows:

Annualized adjusted profit for the year

Average risk — weighted assetsrage total assets

Explanation of the formula: The numerator is the annualized adjusted profit/(loss) for the year previously defined in these alternative performance measures. If the metric is presented on a date before the close of the fiscal year, the numerator will be annualized

Average risk-weighted assets (RWA) are the moving weighted average of the risk-weighted assets at the end of each month of the period under analysis, excluding the RWA from BBVA USA and the rest of Group’s companies in the United States included in the sale agreement signed with PNC.

Relevance of its use: This ratio is generally used not only in the banking sector but also in other sectors to measure the return obtained on assets.

Adjusted RORWA

			Jan.-Mar.2021	Jan.-Dec.2020	Jan.-Mar.2020
Numerator (Millions of euros)		Adjusted profit/(loss) for the year	5,149	3,485	2,426
Denominator (Millions of euros)		Average RWA	297,152	300,517	309,089
	=	Adjusted RORWA	1.73%	1.16%	0.78%

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Disclaimer

This document is only provided for information purposes and does not constitute, nor should it be interpreted as, an offer to sell, exchange or acquire, or an invitation for offers to acquire securities issued by any of the aforementioned companies, or to contract any financial product. Any decision to purchase or invest in securities or contract any financial product must be made solely and exclusively on the basis of the information made available to such effects by the company in relation to each specific matter.

This document includes or may include forward looking statements with respect to the intentions, expectations or projections of BBVA or its management on the date thereof, that refer to or incorporate various assumptions and projections, including projections regarding future earnings of the business. The statements contained herein are based on our current projections, although the actual results may be substantially modified in the future due to certain risks and uncertainties and other factors that may cause the final results or decisions to differ from said intentions, projections or estimates. These factors include, but are not limited to, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock markets movements, exchange rates and interest rates, (3) competitive pressure, (4) technological changes, (5) variations in the financial situation, creditworthiness or solvency of our clients, debtors or counterparts. These factors could cause or result in actual events differing from the information and intentions set forth, projected, or forecast in this document or in other past or future documents. BBVA does not undertake to publicly update or communicate the update of the content of this or any other document, either if the events are not as described herein, or if there are changes in the information contained in this document.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: April 30, 2021	By: /s/ María Ángeles Peláez Morón __________________________________ Name: María Ángeles Peláez Morón Title: Authorized representative